This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the Japanese original shall prevail.

(Translation)

June 17, 2026

TOYOTA MOTOR CORPORATION

Kenta Kon, President

Contact: +81 565 28 2121

Corporate governance at Toyota Motor Corporation (“TMC”) is as follows:

I.  TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information

1.	Basic Policy

TMC has positioned the sustainable growth and the stable long-term growth of corporate value as priority management issues.

Believing that in carrying this out, it is essential that it both builds positive relationships with all stakeholders, including shareholders and customers as well as business partners, local communities and employees, as well as continues to supply products that will satisfy its customers, TMC has been working to enhance corporate governance.

[Reason not to implement each principle of Corporate Governance Code]

TMC implemented all of the principles of its Corporate Governance Code.

[Disclosure based on each principle of Corporate Governance Code]

1.	Vision and Philosophy [Principle 3.1 (i)]

TMC, since its formation till today, has been following the “Toyoda Principles,” which captures the spirit of Sakichi Toyoda, the founder of the Toyota Group, and his insights into research, inventions and business management, as the foundation for its management. TMC has established the “Toyota Philosophy,” “Guiding Principles at Toyota” and other principles based on the “Toyoda Principles.”

Toyoda Principles (https://global.toyota/en/company/vision-and-philosophy/philosophy/)

Toyota Philosophy

In order to advance its transition to a mobility company, TMC has reflected on the path it has taken thus far and has formulated the “Toyota Philosophy” as a roadmap for the future.

TMC’s mission is “Producing Happiness for All” by expanding the possibilities of people, companies and communities through addressing the challenges of mobility as a mobility company. In order to do so, TMC will continue to create new and unique value with various partners by relentlessly committing towards monozukuri (manufacturing), and by fostering imagination for people and society. Please see the end of this report for details.

Guiding Principles at Toyota (https://global.toyota/en/company/vision-and-philosophy/guiding-principles/?padid=ag478_from_header_menu)

In addition to the above Vision and Philosophy, in January 2024, TMC announced its group vision, “Inventing our path forward, together,” that reflects the origin of TMC’s foundation and shows the future direction that the Toyota Group should take. TMC also set forth five attitudes to be embraced by Toyota employees. Under this vision, the Toyota Group should all embrace the spirit of invention within us, think of others, hone our skills, and continue to make the right things. In doing so, the Toyota Group will build a culture of mutual gratitude, and ensure we are needed in the future.

Toyota Group Vision (https://toyotatimes.jp/en/toyota_news/toyota_group_vision/)

2.	Business strategies and business plans [Principle 3.1 (i), Supplementary Principle 3.1.3]

Under the initiative of “making even better cars” that it has been engaged in since the 2008 global financial crisis, TMC is moving forward with product-centered management under the in-house company system to offer a common platform called TNGA (Toyota New Global Architecture) with enhanced driving basic performance and product appeal and to provide a full lineup of products with “good quality yet affordable prices” globally at the right place at the right time, as well as under the region-based system to offer products and services that are sympathetic towards customers in each country and region. Furthermore, having grasped the business situation based on its key businesses (vehicles, financial, others) and business regions (Japan, North America, Europe, Asia, others), TMC has established a medium-term management plan for each region, taking into consideration the prospect of markets and exchange rates, its production and supply system on a global basis and other factors.

In order to address climate change and take on challenge globally to realize carbon neutrality by 2050, TMC will respond deftly to changes in customer demand trends by providing a diverse set of product options, taking into consideration region-specific electric power conditions. Due to a once-in-a-century transformation brought about by the CASE* revolution, cars of the future will be connected to communities and people’s lives through information, becoming part of our social systems. Amid this changing landscape, TMC is striving to completely redesign ourselves as a mobility company and ambitiously working to create an “ever-better mobility society” in which people can live happily, with smiles on their faces.

*CASE	is an acronym for Connected, Autonomous/Automated, Shared, and Electric.

TMC has disclosed in the “Integrated Report” its long-term strategy for enhancing its corporate value and the ways that it is contributing to the sustainable development of society in order to communicate them to stakeholders. In addition, as for TMC’s initiatives related to sustainability, it has developed the Sustainability Fundamental Policy and various other individual policies, and is striving to implement them to contribute to the sustainable development of society through corporate activities, which has been TMC’s objective since its founding. TMC has disclosed information such as its policies and the status of initiatives in the “Sustainability Data Book.”

For information about TMC’s initiatives regarding investment in human capital, etc., please read this report, the Integrated Report, the Sustainability Data Book, the Japanese annual securities report and the 20-F.

For information about TMC’s initiatives regarding investment in intellectual property, please read the Integrated Report, the Sustainability Data Book and the 20-F.

TMC has disclosed its initiatives regarding climate-change related risks and opportunities based on the Task Force on Climate-related Financial Disclosures (TCFD) framework recommendations in the Integrated Report, the Sustainability Data Book, the Japanese annual securities report and the 20-F.

In order to convey top management’s aspirations and the company’s direction to all stakeholders of TMC, TMC communicates what TMC is really like through “Toyota Times.”

“Integrated Report” (https://global.toyota/en/ir/library/annual/)

“Sustainability Data Book” (https://global.toyota/en/sustainability/report/sdb/)

“Japanese annual securities report” (https://global.toyota/jp/ir/library/securities-report/)

“20-F” (https://global.toyota/en/ir/library/sec/)

“Toyota Times” (https://toyotatimes.jp/en/)

3.	Basic views and guidelines on corporate governance [Principle 3.1 (ii)]

Please see 1. “Basic Policy” of this report under the section entitled “I. TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information.”

4.	Roles and duties of the Board of Directors and senior management

The scope of delegation to the management [Supplementary Principle 4.1.1]

By specifying matters to be resolved at its Board of Directors and matters to be reported to its Board of Directors in the Regulations of the Board of Directors, TMC delegates management to executive officers and carries out “acceleration of decision-making” and “appropriate supervision.”

To provide a full lineup of products with “good quality yet affordable prices” globally at the right place at the right time, and offer products and services that are sympathetic towards customers in each country and region, through the initiative of “making even better cars” that we have been engaged in since the 2008 global financial crisis, following the introduction of “region-based management” in 2011, the “business unit system” in 2013, and the “in-house company system” in 2016, in April 2017, TMC further clarified that Members of the Board of Directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution for purposes of further accelerating decision-making and operational execution.

Furthermore, in 2018, TMC brought forward the timing of executive changes from April, when it used to take place, to January, in order to further accelerate management oversight that is fully coordinated with the workplace. In addition, TMC transformed the company structure into one that enables decision-making that is both close to the needs of customers and close to where the action takes place, by taking measures such as reviewing the corporate strategy function and restructuring the Japan Sales Business Group into a group based by regions rather than sales channels.

In 2019, to further advance its “acceleration of management” and the development of a diverse and talented workforce, TMC made executive and organizational changes as follows.

•	Executives are composed of only senior managing officers and people of higher rank.

•

A new classification called “senior professional/senior management” (kanbushoku) grouped and replaced the following titles or ranks: managing officers, executive general managers, (sub-executive managerial level) senior grade 1 and senior grade 2 managers, and grand masters

From the perspective of appointing the right people to the right positions, senior professionals/senior management were positioned in a wide range of posts, from those of chief officer, deputy chief officer, plant general manager, senior general manager to group manager, regardless of age or length of employment, to deal with management issues as they arise and to strengthen their development as part of a diverse and talented workforce through genchi genbutsu (on-site learning and problem-solving).

In April 2020, TMC consolidated the post of executive vice president and the post of operating officer into the post of operating officer and in July 2020, clarified the responsibilities of operating officers.

TMC redefined the role of operating officer to be members who, together with the president, have cross-functional oversight of the entire company. Furthermore, in-house company presidents, regional CEOs and chief officers, as on-site leaders of business implementation elements, were given authority while being consolidated into the rank of senior professionals/senior management. The roles of operating officers and senior professionals/senior management were determined where and as needed, and persons appointed as operating officers and senior professionals/senior management changed in accordance with the challenges faced and the path that should be taken, as the company exercises greater flexibility than ever in appointing the right people to the right positions.

However, because of the rapidly changing business environment, TMC now recognizes that there is an increasing need for such executives to fulfill management roles (related to people, goods, and money) together with the President. Therefore, in April 2022, TMC reorganized the roles of operating officers and reestablished the position of “executive vice president,” defining it as an operating officer who is focused on the business from a management perspective.

In April 2023, the role of operating officers was revised to a management team that implements “product-centered (manufacturing ever-better cars) and region-centered (best-in-town) management” under the theme of “inheritance and evolution,” and the executive vice presidents were selected upon their extensive knowledge and experience from the two pillars of products and regions.

Upon transitioning to a company with Audit and Supervisory Committee in June 2025, TMC reviewed the composition of the Board of Directors to enable more participatory management decision-making and oversight. In addition to appointing internal Members of the Board of Directors who can implement “product-centered and region-centered management,” TMC has also appointed independent Outside Members of the Board of Directors who can provide advice on new value creation and governance from a broad perspective.

In accordance with its basic policy of appointing the right person to the right position, TMC is implementing reforms in an agile and continuous manner. In an era of rapid change and uncertainty, TMC will continue to flexibly review and optimize its governance structure to ensure swift decision-making, while further strengthening its oversight functions and delegating authority to the executive management.

Views on the balance, diversity and size of the Board of Directors [Supplementary Principle 4.11.1]

The Members of the Board of Directors are selected based on comprehensive consideration of their responsibilities to ensure TMC’s sustainable growth and to enhance its corporate value over the medium- to long-term. TMC believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future by practicing “product-centered and region-centered management” based on the “Toyota Philosophy.” Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to electrification, intelligence, and diversification and external partnerships based on trust and friendship and internal two-way interactive teamwork, while working towards solutions for social challenges such as the climate change issue.

In addition, TMC expects the Outside Members of the Board of Directors to utilize their extensive and rich experience and knowledge in TMC’s management from an independent standpoint.

To ensure our Outside Members of the Board of Directors participate in decision-making from an independent standpoint and to reflect the opinions of more diverse stakeholders in management, TMC has disclosed the “Roles of and Expectations for Outside Members of the Board of Directors and Outside Members of the Board of Directors who are Audit and Supervisory Committee Members” and the “Independence Assessment Criteria.”

The Board of Directors shall consist of persons with a balance of abilities and consideration given to diversity in order to make important business decisions and supervise management appropriately, and the knowledge, experience, and abilities, etc. of the Members of the Board of Directors are listed in our skills matrix.

5.	System to appropriately perform roles and duties of the Board of Directors and senior management

Policy and procedures for determining remuneration for top-level executives and Members of the Board of Directors [Principle 3.1 (iii), Supplementary Principle 4.10.1]

TMC believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future by practicing “product-centered and region-centered management” based on the “Toyota Philosophy.” Moreover, these individuals should be able to play a significant role in transforming TMC into a mobility company based on trust and friendship and internal two-way interactive teamwork, while working towards the solutions of environmental issues, including climate change, as well as social challenges related to TMC and its value chain. TMC’s director compensation system is an important means through which to promote various initiatives and is determined based on the following policy.

•	It should be a system that encourages Members of the Board of Directors to work to improve the medium- to long-term corporate value of TMC

•	It should be a system that can maintain compensation levels that will allow TMC to secure and retain talented personnel

•	It should be a system that motivates Members of the Board of Directors to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as corporate managers

Remuneration and other payments to Members of the Board of Directors (excluding Members of the Board of Directors who are Audit and Supervisory Committee Members) are paid within the total amount of remuneration as resolved at the 121st Ordinary General Shareholders’ Meeting held on June 12, 2025. The Board of Directors decides by resolution the policy for determining remuneration for and other payments to each Member of the Board of Directors (excluding Members of the Board of Directors who are Audit and Supervisory Committee Members). Remuneration for Members of the Board of Directors (excluding Members of the Board of Directors who are Audit and Supervisory Committee Members) is effectively linked to corporate performance while reflecting individual job responsibilities and performance. Remuneration for Outside Members of the Board of Directors (excluding Members of the Board of Directors who are Audit and Supervisory Committee Members) and Members of the Board of Directors who are Audit and Supervisory Committee Members consists only of fixed payments. As a result, this remuneration is not readily impacted by business performance, helping to ensure independence from management.

The amounts of remuneration for the Company’s Members of the Board of Directors (excluding Members of the Board of Directors who are Audit and Supervisory Committee Members) and the remuneration system are decided by the Board of Directors and the “Executive Compensation Meeting,” a majority of the members of which are Outside Members of the Board of Directors, to ensure the independence of the decisions.

The Executive Compensation Meeting consists of Yoichi Miyazaki, Member of the Board of Directors (Chairman of the Executive Compensation Meeting), and Shigeaki Okamoto and Kumi Fujisawa, each an Outside Member of the Board of Directors.

The Board of Directors resolves the policy for determining remuneration for and other payments to each member of the Board of Directors (excluding Members of the Board of Directors who are Audit and Supervisory Committee Members) and the executive remuneration system as well as the total amount of remuneration for a given fiscal year. The Board of Directors also resolves to delegate the determination of the amount of remuneration for each Member of the Board of Directors (excluding Members of the Board of Directors who are Audit and Supervisory Committee Members) to the Executive Compensation Meeting. The Executive Compensation Meeting reviews the remuneration system for Members of the Board of Directors (excluding Members of the Board of Directors who are Audit and Supervisory Committee Members) and senior management on which it will consult with the Board of Directors and determines the amount of remuneration for each Member of the Board of Directors (excluding Members of the Board of Directors who are Audit and Supervisory Committee Members), taking into account factors such as corporate performance as well as individual job responsibilities and performance, in accordance with the policy for determining remuneration for and other payments to each member of the Board of Directors (excluding Members of the Board of Directors who are Audit and Supervisory Committee Members) established by the Board of Directors. The Board of Directors considers that such decisions made by the Executive Compensation Meeting are in line with the policy on determining remuneration and other payments for each member of the Board of Directors (excluding Members of the Board of Directors who are Audit and Supervisory Committee Members).

Remuneration for Members of the Board of Directors who are Audit and Supervisory Committee Members is determined by the Members of the Board of Directors who are Audit and Supervisory Committee Members within the scope determined by resolution of the shareholders’ meeting.

Policy and procedures for appointing/dismissing top-level executives and nominating candidates for Members of the Board of Directors [Principle 3.1 (iv), Supplementary Principle 4.10.1]

TMC comprehensively considers the system regarding Members of the Board of Directors in order to fulfil the responsibility to work towards sustainable growth and to enhance the corporate value of TMC over the medium- to long-term. TMC believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future by practicing “product-centered and region-centered management” based on the “Toyota Philosophy.” Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to electrification, intelligence, and diversification and external partnerships based on trust and friendship and internal two-way interactive teamwork, while working towards solutions for social challenges such as the climate change issue.

In addition, TMC expects the Outside Members of the Board of Directors to utilize their extensive and rich experience and knowledge in TMC’s management from an independent standpoint.

The Board of Directors shall consist of persons with a balance of abilities and consideration given to diversity in order to make important business decisions and supervise management appropriately, and the knowledge, experience, and abilities, etc. of the Members of the Board of Directors are listed in our skills matrix.

With the aim of ensuring independence, members of TMC’s “Executive Appointment Meeting,” of which a majority of the members are Outside Members of the Board of Directors, discuss recommendations to the Board of Directors concerning appointment/dismissal of Members of the Board of Directors. The Executive Appointment Meeting consists of Yoichi Miyazaki, Member of the Board of Directors (Chairman of the Executive Appointment Meeting), and Shigeaki Okamoto and Kumi Fujisawa, each an Outside Member of the Board of Directors.

With respect to Audit and Supervisory Committee Members, TMC believes that it is necessary to have individuals who have broad experience and insight in their respective fields of expertise and can advise management from a fair and neutral perspective, as well as audit the execution of business. Members of TMC’s “Executive Appointment Meeting” discuss recommendations concerning appointment/dismissal of Members of the Board of Directors who are Audit and Supervisory Committee Members to the Audit and Supervisory Committee.

To ensure our Outside Members of the Board of Directors participate in decision-making from an independent standpoint and to reflect the opinions of more diverse stakeholders in management, TMC has disclosed the “Roles of and Expectations for Outside Members of the Board of Directors” and the “Independence Assessment Criteria.”

If there is any event where a Member of the Board of Directors or a Member of the Board of Directors who is an Audit and Supervisory Committee Member is unable to fulfill his or her duties, the Executive Appointment Meeting considers whether he or she should be dismissed.

Explanations with respect to individual appointments/dismissals and nominations [Principle 3.1 (v)]

The Notice of Convocation of General Shareholders’ Meeting contains the individual profiles and professional histories of candidates nominated or elected for Members of the Board of Directors and Members of the Board of Directors who are Audit and Supervisory Committee Members as well as the reasons for the elections of such individuals.

Effective use of Independent Outside Members of the Board of Directors [Principle 4.8], Criteria for assessing the independence of Independent Outside Members of the Board of Directors and their quality [Principle 4.9]

Out of the ten Members of the Board of Directors, five Outside Members of the Board of Directors are registered with the Tokyo Stock Exchange as Independent Members in accordance with the requirements for outside directors set forth in the Companies Act and the “Roles of and Expectations for Outside Members of the Board of Directors and Outside Members of the Board of Directors who are Audit and Supervisory Committee Members” and the “Independence Assessment Criteria”, which we formulated in accordance with the independence standards set forth by financial instruments exchanges.

TMC has set forth the “Roles of and Expectations for Outside Members of the Board of Directors and Outside Members of the Board of Directors who are Audit and Supervisory Committee Members” and the “Independence Assessment Criteria” to ensure our Outside Members of the Board of Directors participate in decision-making from an independent standpoint and to reflect the opinions of more diverse stakeholders in management.

Concurrent positions of Members of the Board of Directors [Supplementary Principle 4.11.2]

Concurrent service of each of the Members of the Board of Directors as officers of listed companies is noted each year in the Notice of Convocation of General Shareholders’ Meeting.

Policy on training for Members of the Board of Directors [Supplementary Principle 4.14.2]

TMC provides Members of the Board of Directors with opportunities to engage in a variety of practical activities, such as on-site visits to factories and other facilities and participation in corporate events, that go beyond theoretical learning, from the perspective that it is necessary to nurture individuals who can contribute to the making of decisions aimed at sustainable growth, in addition to understanding and practicing Toyota’s spirit of making ever-better cars and genchi genbutsu (on-site, hands-on experience).

Furthermore, TMC provides Outside Members of the Board of Directors with opportunities to participate in on-site inspections, including visits to subsidiaries, in order to deepen their understanding of TMC’s principles and initiatives. Prior to Board meetings, TMC provides direct explanations of agenda items to ensure that Outside Members of the Board of Directors can offer appropriate advice on important management issues. TMC also provides opportunities for discussion with executive management as necessary to promote a deeper understanding of such issues.

Analysis and evaluation of the effectiveness of the Board of Directors [Supplementary Principle 4.11.3]

In order to improve the effectiveness of the Board of Directors, TMC has conducted an analysis and evaluation of the Board of Directors as below.

(1)	Analysis and evaluation

TMC conducted interviews about the composition, operation and exercise of the supervisory function of the Board of Directors. The views and proposals regarding the background and causes of the identified issues, as well as the improvement trajectory for such issues, were compiled and reported to the Board of Directors.

•	Method of evaluation: Self-evaluation through interviews

•	Subject of evaluation: Members of the Board of Directors

•	Implementation period: April to May 2026

•	Matters evaluated: Matters including (1) composition and operation of the Board of Directors; (2) role and deliberation methods of the Board of Directors, and other related matters

(2)	Review of fiscal 2026

Ever since the transition and organizational change to a company with an Audit and Supervisory Committee, TMC has sought to enhance the effectiveness of the Board of Directors and increase corporate value through active discussion with the full participation of all Members of the Board of Directors, with specific initiatives described below.

Structure

•	All Members of the Board of Directors, both internal and external, participate in discussions, leveraging their respective areas of expertise.

Content of Discussions

•	The Board of Directors deliberates on issues consulted beforehand by executive management from the perspective of enhancing corporate value.

•	The Board of Directors supports executive initiatives under the theme of “Strengthening Japan.”

Speed of Decision-Making

•

Through prior consultation by executive management, the Board of Directors approves the overall direction and then delegates authority to executive management, thereby improving the speed of decision-making.

< Key Agenda Items >

•	Hydrogen business and robotics initiatives (prior consultation)

•	Changes to the management structure (deliberated following the Executive Appointment Meeting)

•	Profit structure reform (raised as an agenda item from the second quarter financial results onward, with deepening discussion of management issues)

(3)	Specific efforts for improvement

Based on the opinions received from the Members of the Board of Directors, TMC has come to recognize that it will continue to make improvements centered around three themes: “activating discussions through full participation and the exercise of expertise,” “strengthening discussions aimed at enhancing corporate value,” and “reconsidering the ‘one-size-fits-all’ approach to issues.”

Specifically, TMC will continue to further strengthen communication among Members of the Board of Directors, ensure that agenda items are raised with greater emphasis on prior consultation, and revisiting the administration of meetings (including revisions to relevant rules and regulations).

6.	Dialogue with shareholders [Principle 5.1]

(1)	Basic concepts

TMC believes that, in order to achieve sustainable growth and improvement of its medium- and long-term corporate value it is of crucial importance to have the understanding and support of shareholders and investors. It engages in constructive dialogue to furnish shareholders and investors with accurate information on a fair basis in order to build long-term relationships of trust.

(2)	IR organization

Under the supervision of the accounting group chief officer, the Accounting Group and the Public Affairs Division are in charge of investor relations and IR staff members are stationed full-time in New York, U.S.A. and London, U.K.

(3)	Method of dialogue

TMC holds briefings on management strategy, business and products as appropriate, including (quarterly) results briefings for the press, analysts and institutional investors. With respect to dialogue with shareholders and institutional investors, representatives of TMC, including among others, senior management, Members of the Board of Directors, including Outside Members of the Board of Directors, and IR staff members hold meetings with shareholders and institutional investors, as appropriate, depending on the nature of the request and the main interests in having such a meeting. In addition, it has a dedicated page for individual investors on its website that contains easy-to-understand information about results, business and management policy, as well as explains its efforts directly through means such as participation in briefing sessions organized by stock exchanges.

In fiscal 2026, in addition to four financial results briefings and six small meetings, TMC held more than 900 dialogues with shareholders and institutional investors. We also participated in conferences organized by securities companies. The dialogues with shareholders and institutional investors were also held, involving Outside Members of the Board of Directors, the Chief Executive Officer, Chief Financial Officer, Chief Risk Officer, and/or other senior management members, with themes such as revenue structure, capital strategy, electrification strategy, intelligence strategy, and governance. Overseas roadshows and SR interviews with the senior management were held as well.

Since April 2026, we have held an “investor briefing” by the Chief Executive Officer and Outside Members of the Board of Directors, and a financial results press briefing by the President and the Executive Vice Presidents.

(4)	Feedback to the organization

Feedback regarding the content of dialogues with shareholders and investors is provided as necessary to the Board of Directors and executives’ meetings.

(5)	Insider information and quiet periods

No insider information (material nonpublic information) is communicated to shareholders or investors in dialogues. TMC also has a “quiet period” from the day after the close of the quarter until the day on which results are announced during which it refrains from dialogues regarding results.

7.	Securing of shareholders’ rights and equality

Strategically-held shares [Principle 1.4]

(1)	Criteria for and view on classification of investment shares

TMC only holds investment shares for purposes other than pure investment (strategically-held shares). TMC does not hold any investment shares the purpose of which is solely to profit from changes in the value of shares or dividends on shares.

(2)	Investment shares for purposes other than pure investment (strategically-held shares)

Shareholding policy, method of verifying the rationality of shareholding, and the description of assessment of the propriety of holding of individual shares at the Board of Directors, etc.

1)	Policies on strategic shareholdings

It is our policy that TMC does not hold strategically-held shares except for in the cases where such holdings are deemed to be meaningful. The case where such holdings are deemed to be meaningful refers to the case where it is determined that, in the business of manufacturing of automobiles, in which it is essential to keep a variety of cooperative relationships throughout the entire process of development, procurement, production, distribution and sales, such holdings contribute to the improvement of corporate value from the medium- to long-term perspective, based on a comprehensive consideration of business strategy, the establishment, maintenance and strengthening of relationships with business partners, and contribution to and cooperation in the development of society.

2)	Assessment of the propriety of TMC’s strategic shareholdings

When necessary, TMC engages in constructive dialogue with the issuers of shares to encourage them to improve corporate value and achieve sustainable growth. These dialogues provide opportunities to share and address business challenges. TMC reviews whether its individual shareholdings are meaningful in light of the changes in business environment, specifically examines whether the benefits and risks from such holdings are commensurate with the cost of capital, etc., and assesses the propriety of TMC’s strategic shareholdings at the Board of Directors every year.

If TMC determines a shareholding is no longer meaningful or the meaning of a shareholding has been diluted due to changes in business environment or other reasons, TMC will proceed with the sale of such shares once it obtains consent from the issuer through a dialogue with the issuer.

Consequently, the number of companies whose shares TMC strategically holds has reduced to 114 (including 34 listed companies) as of March 31, 2026 from 200 (including 80 listed companies) as of March 31, 2015.

3)	Standards on the exercise of voting rights with respect to strategically-held shares

In principle, TMC exercises its voting rights for all items on the agenda.

TMC does not exercise voting rights as a mechanical yes or no decision based on formalized, short-term standards. Rather, decisions are based on a fulsome examination of the business policies and strategies of the issuer and are made for each item on the agenda from the perspective of whether corporate value and shareholder profit will be improved over the medium- and long-term.

TMC also engages in dialogue with the issuer before determining whether or not it will support an item on the agenda that may have significant impact on shareholder profit (increase in authorized capital, anti-takeover measures, realignment of businesses etc.).

For the “Business-strategy Reasons for Holding, and Shareholding Status of, Strategically-held Shares and the Breakdown by Issue,” please see the end of this report.

8.	Transactions with related parties [Principle 1.7]

TMC complies with the procedures set forth in the Companies Act regarding conflict-of-interest transactions with officers, and all transactions with non-director executive officers require reporting to and approval of the Board of Directors.

With regard to procurement and sales transactions, the Toyota Code of Conduct requires compliance with all relevant laws and ordinances, as well as transactions with fairness and integrity based on mutual trust and mutual benefit for TMC and the counterparty, and fair competition. These principles apply to transactions even if the counterparty is a major shareholder.

All relevant business units formulate their own guidelines and other procedural documents based on this policy, and take care to ensure that transactions with related parties do not harm the interests of the company or the common interests of all shareholders.

9.	Roles of corporate pension funds as asset owners [Principle 2.6]

Because the management of corporate pension funds may impact stable asset formation for employees, etc., and our own financial standing, TMC has provided support to establish a system to realize proper operation of the corporate pension funds from perspectives of human resources and operational practices, including an assignment of persons having expertise and knowledge with respect to asset management and other matters required for corporate pension funds as well as establishment of the management advisory committee, in order to increase the investment management expertise of corporate pension funds, thus making sure that corporate pension funds perform their roles as asset owners.

In addition, TMC ensures that conflicts of interest which could arise between pension fund beneficiaries and companies are appropriately managed, and gives consideration not to harm the benefits of beneficiaries, by leaving decisions entirely to management companies in the case where TMC exercises its voting rights of shares of the companies which TMC invests in, and other cases.

10.	Ensuring diversity, including active participation of women [Principle 2.4.1]

TMC promotes a workplace environment where all of its members can play an active role, regardless of differences such as gender, age or nationality, disability, sexual orientation, gender identity, etc. to help enhance its competitiveness through new ideas brought and issues recognized from diverse perspectives. TMC’s human capital initiatives are detailed in this report, the Integrated Report, the Sustainability Data Book and the Japanese annual securities report.

(1)	Women

Stronger hiring efforts are being made, including mid-career hires, to achieve employment and manager position ratios for women in office and technical positions that are equivalent to the ratio in the relevant labor market over the medium- and-long term. The ratio of female skilled workers hired is also steadily rising due to the enhanced efforts to hire such employees. New graduate hiring results in the fiscal year ended March 31, 2026 were 40% for office positions, 12% for technical positions and 19% for skilled positions. Since TMC began full-scale hiring of women for office and technical positions, it has focused on various actions aimed at enhancing and strengthening support for working mothers. As an action plan under the Act on Promotion of Women’s Participation and Advancement in the Workplace, TMC is currently promoting initiatives with the target to increase the number of females in managerial positions in 2014 fivefold by 2030.

Since 2016, TMC has been focusing on such initiatives as “work style reform (expanding the number of employees eligible for teleworking),” “improving the childcare environment (increasing the number of in-house childcare facilities and expanding childcare services such as shuttle bus for pick-up/drop-off at childcare facilities, child care for sick children and daycare services,” and “raising awareness in the workplace and among supervisors (unconscious bias training).” In recent years, TMC has introduced a mentor program to support career development, held roundtable discussions with internal and external role models and global women’s conferences, promoted male employees’ participation in childcare, enhanced the reduced working hours system for employees with children (up to the age of 18), and introduced a zero-hour work system, to create an environment in which each employee can pursue a diverse life and career path envisioned by them.

(2)	Foreign nationals

TMC hires, trains and promotes employees regardless of nationality and does not set targets for management positions with respect to foreign nationals. TMC develops human resources by accepting members of its overseas entities at TMC so that they can acquire skills, knowledge, and awareness of monozukuri (manufacturing) and when they return to their country, take the lead in various field activities and reforms in their local entity. In addition, TMC is working to create an environment that takes religion, lifestyle, and other factors into consideration when accepting members of the overseas entities.

(3)	Mid-career hires

The current mid-career hires account for approximately 50% of the total number of employees hired each year. To secure diverse talent, TMC is continuously considering more flexible recruitment activities such as hiring individuals with distinctive expertise, experience, and backgrounds, regardless of age or educational background. In addition, to support the success of new employees after joining the company, TMC is promoting onboarding support measures that contribute to each individual’s sense of fulfillment and growth. TMC also provides development and promotion opportunities regardless of the form of employment.

(4)	Persons with Disabilities

TMC offers a variety of support to enable people with disabilities to work energetically, utilizing their abilities to the full. For example, TMC has assigned a job consultant to each office, implemented a consultation hotline, and introduced a special holiday system that can be used by employees when going to the hospital or other clinics. In terms of facilities, TMC creates workplaces with improved accessibility as needed, such as through, providing handicapped parking spaces and universally accessible toilets. TMC distributes guidebooks to those workplaces hiring employees with disabilities in order to help other employees better understand disabilities and gain the knowledge necessary to provide support if needed. In addition, TMC conducts experiential training programs (such as wheelchair experience sessions) designed to encourage each employee to personally consider how to realize a society in which everyone can work with enthusiasm and be able to co-exist, and to put such principles into practice in the workplace. As of June 2025, the number of employees with disabilities was 1,528 accounting for approximately 2.49% of the entire workforce (including special-purpose subsidiaries).

(5)	LGBTQ+

TMC has launched initiatives with the aim of creating workplaces with an appropriate understanding and acceptance of LGBTQ+ individuals. At TMC, prohibition on discrimination or harassment of LGBTQ+ individuals has been incorporated into the employee behavioral guidelines, and TMC no longer requires new graduates to fill in their sex on their job application sheets. In addition to that, TMC has also established an internal harassment consultation hotline, and has systems in place for same-sex marriages and common-law marriages that are equivalent to those of legal marriages with respect to such matters as holidays and other employee benefits. In terms of corporate culture, TMC provides information to ALLYs (persons who align with and support LGBTQ+) on a regular basis and has made video content (basic knowledge edition) available to all employees to promote understanding of LGBTQ+. Additionally, TMC offers experiential training using VR for those who wish to participate.

[Action to implement management that is conscious of cost of capital and stock price]

Content of Disclosure	Disclosure of Initiatives (Update)
Availability of English Disclosure	Available
Date of Disclosure Update	5/8/2026

Explanation of Actions

To meet the expectations of its stakeholders, TMC strives to achieve sustainable growth over the medium- to long-term and to improve capital efficiency while maintaining sufficient financial security to ensure a return on capital that exceeds the cost of capital on a consistent and stable basis. Details of these initiatives are disclosed in our Integrated Report and financial results press briefing materials.

Toyota will continue the dialogue with its stakeholders and monitoring of our cost of capital and return on capital to sustainably enhance our corporate value.

Integrated Report 2025 - “Value Creation Foundations/ Message from the CFO and Capital Strategies” on P117-123 (https://global.toyota/pages/global_toyota/ir/library/annual/2025_001_integrated_en.pdf)

FY2026 Financial Results Press Briefing, Presentation Material, “Transformat into a Mobility Company: Target 20% ROE” on P23, “(Ref.) Transition of ROE” on P31

( https://global.toyota/pages/global_toyota/ir/financial-results/2026_4q_presentation_en.pdf)

[Status of holding dialogue with shareholders and other related matters]

For the status of holding dialogue with shareholders and institutional investors and other related matters, please see “6. Dialogue with shareholders [Principle 5-1]” above, “III. Implementation of measures for shareholders and other stakeholders / 2. IR activities” in this report, and the Integrated Report.

Integrated Report (https://global.toyota/en/ir/library/annual/?padid=ag478_from_header_menu)

2.	Capital Structure

Percentage of Shares Held by Foreign Investors	Greater than or equal to 20%, less than 30%

[Description	of Major Shareholders]

Name of Shareholders	Number of Shares Held (Shares)	Ownership Interest (%)
The Master Trust Bank of Japan, Ltd.	1,667,970,640	12.80
Toyota Industries Corporation	1,192,330,920	9.15
Custody Bank of Japan, Ltd.	794,893,685	6.10
Nippon Life Insurance Company	633,044,565	4.86
State Street Bank and Trust Company (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	602,312,127	4.62
JPMorgan Chase Bank, N.A. (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	537,925,853	4.13
DENSO CORPORATION	449,576,225	3.45
The Bank of New York Mellon as Depository Bank for Depository Receipt Holders (standing proxy: Sumitomo Mitsui Banking Corporation)	355,369,125	2.73
Toyota Fudosan Co., Ltd.	249,754,115	1.92
AISIN CORPORATION	173,245,775	1.33

Name of Controlling Shareholders (Excluding Parent Company)	—
Name of Parent Company	None

Supplementary Information

•	The information set forth in this Description of Major Shareholders section is dated as of March 31, 2026. In addition to the above, TMC owns 2,761,055 thousand of its own shares as treasury stock.

•	The Bank of New York Mellon as Depository Bank for Depository Receipt Holders is a registered stockholder of the Bank of New York Mellon which is a depository for American Depositary Receipts.

3.	Business Attributes

Stock exchange and market segment	Tokyo: Prime, Nagoya: Premier
Fiscal year end	End of March
Line of business	Transportation equipment
Number of employees at the end of the previous fiscal year (consolidated)	Greater than 1000 persons
Sales during the previous fiscal year (consolidated)	Greater than JPY 1 trillion
Number of consolidated subsidiaries at the end of the previous fiscal year	Greater than 300 companies

4.	Guidelines for measures to protect minority shareholders in the event of transactions with controlling shareholders

—

5.	Other particular conditions that may materially affect corporate governance

[Group management]

The automobile business is a business in which a company’s collective strengths, ranging from materials to new technologies, are tested. To succeed in competition at a global level and maintain sustainable growth, it is essential for TMC to have steady partners in activities such as development, procurement, production, distribution and sales. Moreover, TMC must further collaborate with its group companies towards achieving a mobility society and carbon neutrality, which are both focus areas of TMC. With the basic stance of friendship and partnership, which is to establish long-lasting collaborative relationships as a partner that shares values and pursues the development of society, TMC endeavors to improve the corporate value of its corporate group from a medium- to long-term perspective.

TMC has a diverse range of listed affiliated companies, including the Toyota Group, and operates globally. TMC and its group companies that are listed affiliated companies are engaged in various industries, including software and energy, as well as automotive manufacturing. Among them, major companies such as DENSO CORPORATION and AISIN CORPORATION have their own expertise and market positions, which enhance synergies with TMC and its group companies.

In January 2024, TMC announced the “Toyota Group Vision,” primarily to reaffirm the founding origins with the Toyota Group and to present the major direction the Toyota Group should aim for. By deepening collaboration with the companies that share this vision, TMC will work to transform ourselves into a mobility company and enhance the corporate value of the entire group, including subsidiaries and affiliated companies. In these efforts, the top management of Toyota Group companies work closely with each other and at all levels to share the major directions and promote mutual understanding.

TMC maintains a highly transparent governance structure in its relationship with listed affiliated companies. Specifically, TMC respects the uniqueness of each company and gives due consideration to the interests of general shareholders in its business collaborations and exchanges of opinions.

We will continue to strive to build a better management structure together with our group companies that share the same vision. TMC will continue to consider and review its relationships with each of the group companies that are listed affiliated companies based on factors such as business portfolio, shareholding ratios, and personnel exchanges, including members of the Board of Directors and the Audit and Supervisory Committee.

On April 1, 2026, Hino Motors, Ltd. was delisted and ceased to be a consolidated subsidiary of ours as a result of a business integration with Mitsubishi Fuso Truck and Bus Corporation.

II.   Corporate Governance System of Management Business Organization, Etc. for Management Decision-making, Execution of Duties and Management Audit

1.	Organization structures and organizational operations

Organizational form	Company with an Audit and Supervisory Committee

[Members of the Board of Directors]

Number of Members of the Board of Directors pursuant to the Articles of Incorporation	20 persons
Term of Members of the Board of Directors pursuant to the Articles of Incorporation	1 year
Chairperson of the Board of Directors	Chairman (excluding concurrently serving as President)
Number of Members of the Board of Directors	10 persons
Election of Outside Members of the Board of Directors	Elected
Number of Outside Members of the Board of Directors	5 persons
Established number of Independent Members of the Board of Directors within the Outside Members of the Board of Directors	5 persons

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*)
		a	b	c	d	e	f	g	h	i	j	k
Shigeaki Okamoto	From another company
Kumi Fujisawa	From another company
George Olcott	Academic
Masahiko Oshima	From another company								Δ
Hiromi Osada	From another company								Δ

*1	Selected the relevant “Relationship with the Company”
*	“¡” when the director presently falls or has recently fallen under the category; “Δ” when the director fell under the category in the past;
*	“🌑” when a close relative of the director presently falls or has recently fallen under the category; and “▲” when a close relative of the director fell under the category in the past..”
a.	A management executive officer of the listed company or its subsidiary
b.	A management executive officer or non-management executive director of a parent company of the listed company
c.	A management executive officer of a subsidiary of a parent company of the listed company
d.	A person who has a significant business relationship with the listed company or who is a management executive officer of entity which has such significant business relationship
e.	A person with whom the listed company has a significant business relationship or who is a management executive officer of entity with whom the listed company has a significant business relationship
f.	A consultant, accounting expert or legal expert who receives significant remuneration or other assets from the listed company other than remuneration as a director or executive officer

g.	A principal shareholder of the listed company (if a principal shareholder is a legal entity, a management executive officer of such legal entity)
h.	A management executive officer of entity with whom the listed company has a business relationship (does not fall under d, e, and f) (only with respect to the person)

i.	A management executive officer of a company whose outside director assumes the post on a reciprocal basis with the listed company (only with respect to the person)

j.	A management executive officer of an entity to whom the listed company makes a donation
k.	Other

Relationship with the Company (2)

Name	Audit and Supervisory Committee Members	Independent Member of the Board of Directors	Supplementary Information	Reason for election as Outside Member of the Board of Directors (and the reason for designation as an Independent Member of the Board of Directors if so designated)
Shigeaki Okamoto		¡	None

TMC expects Mr. Shigeaki Okamoto to contribute to the enhancement of TMC’s corporate value, as he has a high level of expertise and extensive knowledge cultivated during his career as a government official, as well as experience in corporate oversight, which can be leveraged to guide TMC in navigating the complex social climate and to enhance corporate governance.

Mr. Okamoto is designated as an independent Member of the Board of Directors of TMC as he does not fall under any of the above items a through k as shown on the left, and there is no risk of a conflict of interest with general shareholders of TMC.

Kumi Fujisawa		¡	None

TMC expects Ms. Kumi Fujisawa to contribute to the enhancement of TMC’s corporate value, as she has extensive knowledge and connections cultivated through diverse experience, including as an entrepreneur, outside director, and in numerous public roles, which can be leveraged to give inputs and advice to TMC’s management to help create new value and build new networks for TMC.

Ms. Fujisawa is designated as an independent Member of the Board of Directors of TMC as she does not fall under any of the above items a through k as shown on the left, and there is no risk of a conflict of interest with general shareholders of TMC.

George Olcott	¡	¡	None

TMC expects Mr. George Olcott to contribute to the enhancement of TMC’s corporate value, as he has outstanding insight into corporate management based on his experience in international financial markets and academic research, as well as deep understanding of the Toyota Group, which can be leveraged to guide TMC in its global business operations and journey to enhance corporate governance.

Mr. Olcott is designated as an independent Member of the Board of Directors of TMC as he does not fall under any of the above items a through k as shown on the left, and there is no risk of a conflict of interest with general shareholders of TMC.

Masahiko Oshima	¡	¡	Mr. Masahiko Oshima retired from Sumitomo Mitsui Banking Corporation (“SMBC”) in July 2024, with which TMC has business relationships. However, TMC has determined that there are no conflicts of interest with general shareholders as the business relationships between TMC and SMBC are immaterial for the following reasons: the amount of our borrowings from SMBC is less than 1% of our total consolidated assets in any of the last three business years; and as of the end of fiscal 2026, TMC does not hold any shares in the holding company of SMBC, nor is SMBC among the top 10 major shareholders of TMC.

TMC expects Mr. Masahiko Oshima to contribute to the increase of TMC’s corporate value by fulfilling his role of providing advice on sustainable growth and improvement of capital efficiency by utilizing his insights into financial markets as well as his experience of leading sustainability initiatives and IR activities, developed as a manager of a global financial group.

Mr. Masahiko Oshima is designated as an independent Member of the Board of Directors of TMC as there is no risk of a conflict of interest with general shareholders of TMC as described on the left although he falls under item h above.

Hiromi Osada	¡	¡	Ms. Hiromi Osada worked for the Chunichi Shimbun as its executive, with which TMC has business relationships. However, as the amount of the transactions is immaterial, accounting for less than 0.2% of the consolidated sales of both companies in any of the last three business years, TMC has determined that there are no conflicts of interest with general shareholders.

TMC expects Ms. Hiromi Osada to contribute to the increase of TMC’s corporate value, as she has extensive knowledge and networks gained through her experience as a journalist covering a wide range of fields, including society, economics, politics, and international affairs, which can be leveraged to guide TMC in communicating messages to a diverse group of stakeholders and to help TMC accurately collect and analyze information in organizational audits conducted by the Audit and Supervisory Committee.

Ms. Osada is designated as an independent Member of the Board of Directors of TMC as there is no risk of a conflict of interest with general shareholders of TMC as described on the left although she falls under item h above.

[Audit and Supervisory Committee]

Composition of the Committee and Attributes of the Chairperson

	All committee members	Full-time members	Internal members of the Board	Outside members of the Board	Committee chairperson
Audit and Supervisory Committee	4	1	1	3	Outside member of the Board
Appointment of Directors and/or Staff to Support the Supervisory Committee			Appointed

Matters concerning the independence of the above Members of the Board of Directors and employees who are Members of the Board of Directors

To assist the duties of the Audit and Supervisory Committee, the Audit and Supervisory Committee Office has been established, where dedicated employees are assigned. These employees must comply with the instructions and orders of the Audit and Supervisory Committee, and any changes in its personnel will require prior consent of the Audit and Supervisory Committee or a member of the Audit and Supervisory Committee designated by the Audit and Supervisory Committee.

Status of Coordination among the Audit and Supervisory Committee, Accounting Auditor, and Internal Audit Department

The Audit and Supervisory Committee regularly receives reports from the accounting auditor regarding audit plans, audit methods, and audit results. In addition, meetings are held as necessary to discuss matters related to audits in general, allowing for thorough exchanges of opinions. With respect to internal audits, the Internal Audit Department, which is an independent and dedicated organization, evaluates the effectiveness of internal controls related to financial reporting. The Audit and Supervisory Committee works to enhance organizational audits through close coordination, including receiving reports from the Internal Audit Department on audit plans and results, as well as providing instructions to the Internal Audit Department.

[Voluntarily Established Committees]

Voluntary Establishment of Committees equivalent to Nomination Committee or Remuneration Committee	Established

Status of Voluntarily Established Committees, Attributes of Members Constituting the Committee and the Committee Chairperson

Optional Committees equivalent to Nomination Committee

Committee Name	Executive Appointment Meeting

Total number of committee members	Full-time members	Internal members of the Board	External members of the Board	Internal experts	Other	Committee chairperson
3	0	1	2	0	0	Internal member of the Board

Optional Committees equivalent to Remuneration Committee

Committee Name			Executive Compensation Meeting
Total number of committee members	Full-time members	Internal members of the Board	External members of the Board	Internal experts	Other	Committee chairperson
3	0	1	2	0	0	Internal member of the Board

Supplementary Information

Members of the Executive Appointment Meeting discuss recommendations to the Board of Directors concerning appointment/dismissal of Members of the Board of Directors. The Executive Compensation Meeting reviews the remuneration system for Members of the Board of Directors and senior management and determines the amount of remuneration for each Member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance. In order to ensure independence, the majority of the members at both meetings are Outside Members of the Board of Directors.

The members of both meetings are Yoichi Miyazaki, Member of the Board of Directors and Vice President, and Shigeaki Okamoto and Kumi Fujisawa, each an Outside Member of the Board of Directors.

[Independent Members of the Board of Directors / Members of the Board of Directors who are Audit and Supervisory Committee Members]

Number of Independent Members of the Board of Directors/Members of the Board of Directors who are Audit and Supervisory Committee Members	5 persons

Other matters relating to Independent Members of the Board of Directors / Members of the Board of Directors who are Audit and Supervisory Committee Members

All Outside Members of the Board of Directors / Outside Members of the Board of Directors who are Audit and Supervisory Committee Members that qualify as Independent Members of the Board of Directors / Independent Members of the Board of Directors who are Audit and Supervisory Committee Members have been designated as Independent Members of the Board of Directors / Independent Members of the Board of Directors who are Audit and Supervisory Committee Members.

Based on the Toyota Philosophy, TMC is working to strengthen corporate governance with the aim of achieving sustainable growth, increasing corporate value over the medium- to long-term, and resolving social issues. To ensure our Outside Members of the Board of Directors and Outside Members of the Board of Directors who are Audit and Supervisory Committee Members participate in decision-making from an independent standpoint and reflect the opinions of more diverse stakeholders in management, TMC has clarified the unique roles of and expectations for TMC’s Outside Members of the Board of Directors and Outside Members of the Board of Directors who are Audit and Supervisory Committee Members and has established the Independence Assessment Criteria.

The details were discussed at the Executive Appointment Meeting in which a majority of the participants are Outside Members of the Board of Directors, and have been approved by the Board of Directors with the consent of all Members of the Audit and Supervisory Committee.

(1)

The Roles of and Expectations for Outside Members of the Board of Directors and Outside Members of the Board of Directors who are Audit and Supervisory Committee Members (Outside Members of the Board of Directors)

•

To believe in and uphold the Toyota Philosophy, have a high interest in our company’s business and people, and understand our company and its surrounding environment by having close dialogues with top management

•	To contribute to decision-making for our company’s sustainable growth and medium- to long-term enhancement in our corporate value as well as to solutions to social issues

•

To contribute to greater added value of the Board of Directors’ decision-making while supervising business execution, utilizing their abundant experience and advanced expertise based on their recognition of diverse stakeholders’ opinions

•	To provide advice and support on key issues and business strategies, etc., in addition to matters presented to the Board of Directors

(Outside Members of the Board of Directors who are Audit and Supervisory Committee Members)

•	In addition to the above, to conduct audits from a fair and neutral standpoint, utilizing their abundant experience and advanced expertise

(2)	Independence Assessment Criteria

Outside Members of the Board of Directors and Outside Members of the Board of Directors who are Audit and Supervisory Committee Members who satisfy the requirements stipulated by the Companies Act and do not fall into any of the following categories are deemed to be independent.

1.	History of belonging to affiliated companies

Persons who are currently functioning as executive directors, Members of the Board of Directors who are Audit and Supervisory Committee Members (excluding Outside Members of the Board of Directors), Audit and Supervisory Board members, operating officers, or employees of our company and its consolidated subsidiaries. Or those who functioned as executive directors, Members of the Board of Directors who are Audit and Supervisory Committee Members (excluding Outside Members of the Board of Directors), Audit and Supervisory Board members, operating officers, or employees of our company and its consolidated subsidiaries at any time during the last ten years.

2.	Major business partners

Persons who are executing business in companies, etc. (executive directors, executive officers, operating officers, employees, or any equivalents; the same shall apply hereunder) where the amount of the transaction with our company and its consolidated subsidiaries is more than 2% of the consolidated net sales of their company or our company and its consolidated subsidiaries in any of the last three business years.

3.	Major lenders

Persons who are executing business in companies from which our company and its consolidated subsidiaries borrowed funds amounting to more than 2% of the consolidated total assets of our company and its consolidated subsidiaries in any of the last three business years.

4.	Highly paid experts

Consultants, accountants, or jurists who earned more than US$120,000 a year directly from our company and its consolidated subsidiaries as remuneration (excluding that for the function of Outside Members of the Board of Directors and Outside Members of the Board of Directors who are Audit and Supervisory Committee Members) in any of the last three business years.

5.	Large contribution

Persons who (or persons belonging to organizations that) received contributions amounting to more than US$120,000 a year from our company and its consolidated subsidiaries in any of the last three business years.

6.	Major shareholders

Persons who are executing business in companies, etc., that are ranked tenth or higher in terms of the holding ratio of our company’s shares or for which our company is ranked tenth or higher in terms of the holding ratio of their shares.

7.	Affiliated audit firms

Persons who currently belong to or belonged to, at any time during the last ten years, the audit firms serving as accounting auditors of our company and its consolidated subsidiaries

8.	Close relatives

Spouses, or relatives within the second degree of kinship, either of Members of the Board of Directors, Audit and Supervisory Board Members, operating officers or key employees of our company and its consolidated subsidiaries, or of persons falling into the above 1 to 6 (excluding non-key persons).

9.	Mutual executive dispatch

Persons who are executing business in companies that are accepting one or more member(s) of the Board of Directors or the Audit and Supervisory Board from our company and its consolidated subsidiaries.

10.	Term of office

Persons whose term of office as an outside executive is longer than 12 years.

Persons who fall within any of the above-listed categories may be determined as independent, under the condition that our company discloses the reason for the determination when such persons satisfy the requirements for Outside Members of the Board of Directors and Outside Members of the Board of Directors who are Audit and Supervisory Committee Members stipulated in the Companies Act and are substantially independent, and thus, a conflict of interest with general shareholders is deemed not to emerge.

[Incentives]

Implementation of measures on incentive allotment to Members of the Board of Directors	Adoption of performance-based compensation plan

Supplementary Information

For the policy and procedures of the performance-based compensation plan, please refer to “TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information/1. Basic Policy/Disclosure based on each principle of Corporate Governance Code.” For the method of determining performance-based remuneration, please refer to the end of this report.

In connection with the transition to a new corporate governance structure, based on the resolution at the 121st Ordinary General Shareholders’ Meeting held on June 12, 2025, the Company established a new maximum amount of compensation for Members of the Board of Directors (excluding Members of the Board of Directors who are Audit and Supervisory Committee Members) and a new maximum amount of compensation for granting of restricted share compensation to Members of the Board of Directors (excluding Outside Members of the Board of Directors and Members of the Board of Directors who are Audit and Supervisory Committee Members). Furthermore, at the Board of Directors meeting held on June 12, 2025, the Company resolved the policy for determining compensation for Members of the Board of Directors for fiscal 2026 and beyond.

Persons Eligible for Stock Options

Supplementary Information

—

[Remuneration for Members of the Board of Directors]

Disclosure Status (of individual Member of the Board of Directors remuneration)	Only a portion of remuneration is individually disclosed.

Supplementary Information

Names and details of those who receive, in aggregate, consolidated remuneration of one hundred million Japanese yen or more will be disclosed on an individual basis in annual securities reports.

Annual securities reports are made available for public inspection on TMC’s Internet website.

Existence of guidelines for the amount and calculation method of remuneration	Yes

Information regarding guidelines for the amount and calculation method of remuneration

Based on the resolution of the 121st Ordinary General Shareholders’ Meeting held on June 12, 2025 concerning remuneration for the Members of the Board of Directors (excluding those who are Audit and Supervisory Committee Members) of TMC, the maximum cash compensation was set at 3.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year). Additionally, it was further resolved at the above Ordinary General Shareholders’ Meeting that the maximum share compensation for Members of the Board of Directors (excluding Outside Members of the Board of Directors and Members of the Board of Directors who are Audit and Supervisory Committee Members) was set at 4.0 billion yen per year. The number of Members of the Board of Directors (excluding those who are Audit and Supervisory Committee Members) as of the conclusion of the 121st Ordinary General Shareholders’ Meeting was six (including two Outside Members of the Board of Directors).

In addition, the amount of remuneration for Members of the Board of Directors who are Audit and Supervisory Committee Members was set at 0.36 billion yen or less per year, pursuant to the resolution of the 121st Ordinary General Shareholders’ Meeting, held on June 12, 2025. The number of Members of the Board of Directors who are Audit and Supervisory Committee Members as of the conclusion of the 121st Ordinary General Shareholders’ Meeting was four (including three Outside Members of the Board of Directors). Remuneration for Members of the Board of Directors who are Audit and Supervisory Committee Members is determined upon consultation among Members of the Board of Directors who are Audit and Supervisory Committee Members within the remuneration limit determined by resolution of the General Shareholders’ Meeting.

The compensation and other matters for the current fiscal year were determined at the Executive Compensation Meetings held in May, July, October, November and December 2025 and January, February, March and April 2026. Remuneration for Members of the Board of Directors (excluding those who are Audit and Supervisory Committee Members) was determined with the unanimous consent of the Executive Compensation Meeting.

For basic policy on remuneration, please refer to “TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information/1. Basic Policy/Disclosure based on each principle of Corporate Governance Code.”

[Support System for Outside Members of the Board of Directors]

Members of the Board of Directors and others disclose adequate information to Outside Members of the Board of Directors, such as by giving prior explanations on agenda items to be proposed to the Board of Directors. In addition, the Audit and Supervisory Committee Office has been established as a specialized independent organization to assist the Audit and Supervisory Committee Members.

[Status of Persons Who Have Retired as Representative Director and President, etc.]

Names and other information of advisors, counselors, etc. who formerly served as Representative Director and President, etc.

Name	Title / Position	Duties	Working Arrangement and Conditions (Full-time / part- time; compensated / non- compensated)	Date of Retirement as President	Term	Total Number of Advisors, Counselors, etc. Who Formerly Served as Director and President, etc.
Koji Sato	Vice Chairman of the Board of Directors and Chief Industry Officer	As Vice Chairman of the Board of Directors and Chief Industry Officer, Mr. Koji Sato works to promote industry collaboration to strengthen the international competitiveness of the automotive industry, including activities with the Japan Automobile Manufacturers Association and Keidanren (Japan Business Federation). He also promotes collaboration beyond the automobile industry and serves as a liaison between Toyota and the broader industrial community.	Full-time; compensated	June 17, 2026	Until December 31, 2026 (renewable annually thereafter)	One

2. Matters pertaining to functions relating to the execution of duties, audit and supervision, appointment and decisions regarding remuneration, etc. (Outline of the current corporate governance system)

[System regarding Members of the Board of Directors]

With respect to the system regarding Members of the Board of Directors, TMC has comprehensively considered with the aim to satisfy its responsibilities in achieving sustainable growth and medium- to long-term enhancement of corporate value. TMC believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future by practicing “product-centered and region-centered management” based on the Toyota Philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a mobility company based on trust and friendship and internal two-way interactive teamwork, while working towards solutions of environmental issues, including climate change, as well as social challenges related to TMC and its value chain. Members of TMC’s “Executive Appointment Meeting,” a majority of which are Outside Directors, discuss recommendations to the Board of Directors concerning appointment/dismissal of Members of the Board of Directors.

Furthermore, five Outside Members of the Board of Directors have been appointed in order to adequately reflect the opinions of those from outside the company in management’s decision-making process, and all of them are registered as independent officer with the relevant financial instruments exchanges in accordance with requirements for Outside Members of the Board of Directors set forth in the Companies Act and independence standards established by the relevant financial instruments exchanges. To ensure our Outside Members of the Board of Directors participate in decision-making from an independent standpoint and reflect the opinions of more diverse stakeholders in management, TMC has defined and disclosed the unique roles of and expectations for TMC’s Outside Members of the Board of Directors and Outside Members of the Board of Directors who are Audit and Supervisory Committee Members and the Independence Assessment Criteria. TMC’s Outside Members of the Board of Directors advise it in its management decision-making process based on their broad experiences and insight in their respective fields of expertise, independently from management structure.

The Board of Directors met 13 times in total in fiscal 2026. The Board of Directors actively deliberates a wide range of agenda items related to business strategies in addition to ordinary agenda items such as financial results and personnel.

[Execution of operations and supervision]

Together with the business units (in-house companies and Business Planning & Operation Units), operating officers, mainly consisting of the president, vice presidents and chief officers, to whom authority is delegated by the Board of Directors, will realize prompt decision-making through meetings among operating officers and move forward with initiatives toward sustainable growth and medium- to long-term improvement of corporate value. The “Sustainability Meetings,” in which Outside Members of the Board of Directors also participate, contributes to the enhancement of corporate value through deliberating, making decisions, and promoting activities with respect to important sustainability-related issues.

In addition, TMC deliberates on and monitors management and corporate activities based on views of various stakeholders through bodies for deliberations, including the “Product and Design Decision Meeting,” which grants company approval for commercialization of products, the “Governance Risk Compliance Meeting,” which was newly established to enhance governance and management foundations in response to the certification issues found at TMC and its group companies and subsidiaries, and the “Labor-Management Council, the Joint Labor-Management Round Table Conference.”

To enhance the system for internal audits, an independent and dedicated organization under the direct control of management (Internal Audit Department staffed with 39 members) has been established, which is staffed with personnel holding qualifications such as Certified Internal Auditors and Certified Public Accountants, as well as individuals with managerial experience. In accordance with the Internal Audit Rules, the Internal Audit Department reports to the Board of Directors each fiscal year its internal audit policies and plans formulated on a risk basis, and conducts internal audits in accordance with such plans. Audit results are reported to the Board of Directors, as well as on a regular basis to the President and the Audit & Supervisory Committee.

The Internal Audit Department evaluates the effectiveness of the system to secure the appropriateness of documents regarding financial calculation and other information in accordance with Section 404 of the U.S. Sarbanes Oxley Act and Article 24-4-4 (1) of the Financial Instruments and Exchange Law of Japan.

In order to enhance the reliability of the financial reporting of TMC, the three auditing functions — audit by Audit and Supervisory Committee, internal audit, and accounting audit by Independent External Auditors — aid in conducting an effective and efficient audit through meetings held periodically and as necessary to share information and come to understandings through discussion on audit plans and results.

[System regarding auditing]

The status of auditing is as follows.

Name of auditor: PricewaterhouseCoopers Japan LLC

Duration of auditing service: From 2006

Also note that the auditors after the merger with Toyota Motor Sales Company in July 1982 were as follows.

Ito Accounting & Consultancy Office: until fiscal year ended March 2000

ChuoAoyama PricewaterhouseCoopers: from fiscal year ended March 2001 until fiscal year ended March 2006

Note 1:	ITOH AUDIT CORPORATION was merged with ChuoAoyama PricewaterhouseCoopers to become ChuoAoyama PricewaterhouseCoopers as of January 1, 2001.
Note 2:	ChuoAoyama PricewaterhouseCoopers belonged to the same network as PricewaterhouseCoopers Aarata LLC
Note 3:	PricewaterhouseCoopers Aarata LLC merged with PricewaterhouseCoopers Kyoto and was renamed PricewaterhouseCoopers Japan LLC on December 1, 2023.

Certified public accountants who provided auditing service

Hitoshi Kiuchi

Koji Sugimoto

Naoko Mori

Shuichi Hiraiwa

Composition of assistants relating to auditing

Certified public accountants: 55

Persons who passed the accountant exam etc.: 30

Others: 73

[Audit and Supervisory Committee]

TMC transitioned from a Company with Audit and Supervisory Board to a Company with Audit and Supervisory Committee following approval at the 121st Annual General Meeting of Shareholders held on June 12, 2025. The Audit and Supervisory Committee consists of four Members of the Board of Directors who are Audit and Supervisory Committee Members (including three Outside Members of the Board of Directors). In order to appropriately conduct audits at TMC, which aims to achieve sustainable global growth into the future through its transformation into a mobility company, Audit and Supervisory Committee Members not only audit the execution of duties by Members of the Board of Directors but also participate in discussions at Board of Directors meetings as voting members and oversee the appropriateness of business execution. The Audit and Supervisory Committee has continued on-site audits and has further enhanced organizational audits through close coordination, including receiving reports from the Internal Audit Department, an independent and dedicated organization under the direct control of the management consisting of 39 members, on audit plans and results, as well as providing instructions to the Internal Audit Department. TMC believes that it is essential to appoint individuals who can conduct audits of management from a fair and neutral standpoint, drawing on their wealth of experience and a high level of expertise, in addition to playing roles as Members of the Board of Directors. TMC’s Executive Appointment Meeting, a majority of the members of which are Outside Members of the Board of Directors, formulates recommendations to the Audit and Supervisory Committee regarding the candidates for Members of the Board of Directors who are Audit and Supervisory Committee Members.

TMC has appointed three Outside Members of the Board and registered all of them as independent officers with the Tokyo Stock Exchange in accordance with requirements for Outside Members of the Board of Directors who are Audit and Supervisory Committee Members set forth in the Companies Act and the “Roles of and Expectations for Outside Members of the Board of Directors and Outside Members of the Board of Directors who are Audit and Supervisory Committee Members” and the “Independence Assessment Criteria”, which we formulated in accordance with the independence standards established by the relevant financial instruments exchanges. In appointing Outside Members of the Board of Directors who are Audit and Supervisory Committee Members, TMC uses its own definitions of the unique roles of and expectations for its Outside Members of the Board of Directors and Outside Members of the Board of Directors who are Audit and Supervisory Committee Members as well as the Independence Assessment Criteria to appoint individuals who can fulfill and satisfies those.

[Limited liability agreements]

TMC has entered into limited liability agreements with Non-executive Directors pursuant to Article 427, Paragraph 1 of the Companies Act to limit the amount of their liabilities stipulated in Article 423, Paragraph 1 of the Companies Act to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

3.	Reason for the selection of the current corporate governance system

TMC believes it is important to put in place a system that enables customer opinions and on-site information to be swiftly communicated to management in order to realize timely and accurate management decision-making, and enables it to review whether such management decisions are accepted by its customers and society. TMC transitioned from a Company with Audit & Supervisory Board to a Company with Audit and Supervisory Committee following approval at the 121st Annual General Meeting of Shareholders held on June 12, 2025. With this transition, we are working to further invigorate the Board of Directors by enabling all members, both internal and external, to engage in discussions without being constrained by their positions, while also advancing the swift decision-making process through the delegation of authority to the executive management and strengthening the Board’s monitoring functions.

III. Implementation of measures for shareholders and other stakeholders

1.	Approach toward the vitalization of General Shareholders’ Meeting and the facilitation of exercise of voting rights

Supplementary Information
Early distribution of notice of convocation of General Shareholders’ Meeting	In connection with Ordinary General Shareholders’ Meetings, TMC distributes the notice of convocation of General Shareholders’ Meeting at an early date prior to the date of the meeting and posts the notice on its website prior to the distribution.

Scheduling of General Shareholders’ Meeting avoiding the date on which General Shareholders’ Meeting of companies are concentrated	TMC convenes a General Shareholders’ Meeting avoiding the date on which General Shareholders’ Meetings of companies are either most concentrated on or second most concentrated on.

Exercise of voting rights by electronic means	TMC enables shareholders to exercise voting rights on the Internet.

Measures aimed at participation in electronic voting platforms and other improvements in voting environments geared towards institutional investors	TMC participates in an electronic voting platform for institutional investors operated by ICJ Corporation.

Provision of summary English-language convocation notices	TMC creates English-language convocation notices and makes them available on both its company website as well as within electronic voting platforms for institutional investors at the same time as the Japanese-language convocation notices.

2. IR activities

	Supplementary Information	Explanation by Representative Members of the Board
Formulation and publication of disclosure policies	-	-

Periodic briefing for individual investors	In addition to convening briefings a few times a year (not regularly scheduled), on the exclusive site for individual investors, the operating summary and business activities are clearly disclosed.	No

Periodic briefing for analysts and institutional investors	Explaining financial results and business strategies of the relevant business year every quarter. Also convenes business briefings (unscheduled) concerning the medium- and long-term direction of the business.	Yes

Periodic briefing for foreign investors	Explaining financial results and business strategies of the relevant business year every quarter. In addition, business briefings (unscheduled) concerning the medium- and long-term direction of the business are convened.	Yes

Disclosure of IR documents on the website	In addition to legal disclosure documents such as annual securities reports, reference materials for earnings results briefings, etc. are timely disclosed as well. TMC works to enhance its information services by distributing videos of TMC’s press conferences, such as announcements of new model launches. Through the “Integrated Report,” TMC describes and conveys to stakeholders its long-term strategy for enhancing its corporate value and the ways that it is contributing to the sustainable development of society.	-

Integrated Report https://global.toyota/en/ir/library/annual/

IR related divisions (personnel)	TMC maintains IR personnel in the Accounting Group and Public Affairs Division, and offices resident IR personnel in New York, U.S.A. and London, U.K.	-

Other	Implementing one-on-one meetings with investors, plant tours, etc.	-

3.	Activities concerning respect for stakeholders

Supplementary Information
Setting forth provisions in the internal regulations concerning respect for the stakeholders’ position

For sustainable development, TMC has engaged in management emphasizing all of its stakeholders, and worked to maintain and develop favorable relationships with its stakeholders through open and fair communication. This philosophy is outlined and disclosed in the Corporate Social Responsibility Policy (“Sustainability Fundamental Policy”) “Contribution towards Sustainable Development.”

https://global.toyota/en/sustainability/csr/policy/

Promotion of environmental preservation activities and CSR activities

TMC has aimed to contribute to the creation of a prosperous society through its business activities based on the Guiding Principles at Toyota while continuing to uphold the spirit of the Toyoda Principles, which we have inherited since its foundation. In 2020, TMC complied the Toyota Philosophy in the aim to be the “best company in town” that is both loved and trusted by local people to achieve the mission of “Producing Happiness for All.” TMC will strive to contribute to the sustainable development of the society and planet by promoting sustainability under the Toyota Philosophy.

With regards to climate change, in April 2021, TMC announced that it would aim to take on global-scale challenges to achieve carbon neutrality by 2050.

Under the mission of “Producing Happiness for All” in 2024, and toward our transformation into a mobility company, TMC identified six key issues (materialities) based on changes in the social environment and feedback from our stakeholders. Through our efforts, we aim to contribute to society while enhancing Toyota’s own sustainable corporate value.

In addition, TMC discloses its specific efforts regarding sustainability in its “Sustainability Data Book.”

Sustainability Data Book

https://global.toyota/en/sustainability/report/sdb/

Information on sustainability

https://global.toyota/en/sustainability/

Establishment of policy concerning disclosure of information to stakeholders	TMC has engaged in timely and fair disclosure of its operating results, financial condition and non-financial information as stated in the Sustainability Fundamental Policy “Contribution towards Sustainable Development”. In order to ensure the accurate, fair, and timely disclosure of information, TMC has established the Disclosure Committee chaired by an officer of the Accounting Division. The Committee holds regular meetings for the purpose of preparation, reporting and assessment of its annual securities report and semi-annual report under the Financial Instruments and Exchange Law of Japan and Form 20-F under the U.S. Securities Exchange Act, and also holds extraordinary committee meetings from time to time whenever necessary.

Others

[Female Employee Participation in the Workplace]

Since TMC began full-scale hiring of women for office and technical positions in 1992 as part of its HR policy to respect diversity, it has been continuing this effort from the viewpoint of “hiring of more female employees,” “childcare support,” and “career development support.” In recent years, building upon these initiatives to promote the active participation of women, TMC has broadened its approach to “active contribution by all,” which leverages the unique differences and strengths of each individual regardless of gender.

In order to accelerate initiatives toward active contribution by all, TMC held the “Global Women’s Conference” in May 2024 as a starting point for dialogue and action focused on women. Members from each region gathered in Japan, and through messages from top management, sharing of best practices across regions and workplaces, and group discussions in which senior management also participated, attendees shared a common understanding of challenges and the direction of actions toward realizing “active contribution by all.”

Each division and company is also promoting initiatives to create work styles and workplaces that enhance well-being of all employees. The first event for all employees, “Active Contribution by All” Week, was held in July 2025 to further enhance these efforts on a company-wide basis.

This was an opportunity for all employees to reflect on the purpose of working towards “active contribution by all” and “to break away from uniformity”, and to take action, through learning from firsthand experience and dialogues centered around hands-on contents.

Toyota aims to become a company where everyone can work with enthusiasm by promoting a work environment that is both “comfortable” and “fulfilling” for all employees in order to create value and boost competitiveness as a mobility company.

<<Appointment of female managers>>

As of the filing date of this report, there are two females among 10 Members of the Board of Directors: Kumi Fujisawa and Hiromi Osada.

<<Target to promote female employee participation in the workplace >>

Under the Act on the Promotion of Women’s Active Engagement in Professional Life, TMC has set the following targets.

● Increase the number of females in managerial positions in 2014, when the target was set, fivefold by 2030

● Achieve an average rate of male employees taking childcare leave of 85% or higher

<<Main Activities>>

[Higher new employee hiring rates for female graduates]

Stronger hiring efforts are being made to achieve employment and manager position ratios for women in office and technical positions that are equivalent to the ratio in the relevant labor market over the medium- and-long term (office: 40%, technical: 10%) Hiring results in April 2026 for office positions were 40%, for technical positions were 12%, and for skilled positions were 19%

[Career development]

● Establish and carry out tailored career plans for women based on each of their life events

● Providing internal and external career development opportunities for 100 female managerial candidates and employees in management roles each year since 2020 addressing the topics of “solving individual problems” and “networking inside and outside the company” (e.g., mentoring by internal and external mentors, roundtable with internal female executives, networking events with female employees of other companies, and participation in external programs)

<<Others>>

[Continuing participation in the “Toyota Group Female Engineer Fund / Foundation”]

● Support with 12 Toyota group companies the Toyota Female Engineer Development Foundation established to foster and support female engineers working in the field of manufacturing

● In fiscal 2026, female engineers from Toyota visited 8 middle and high schools to speak about the appeals of their jobs, with approximately 1,230 students participating

● For female science and engineering students, TMC provided scholarship of 600,000 yen per year and opportunities where they can exchange with female engineers and students of other universities. In fiscal 2026, 67 students participated as new scholarship students. The scholarship students to date totaled 1,100.

[Childcare/nursing care support]

● Respecting the diverse values of individuals, TMC provides a rich variety of work options in line with a gradational view of work-childcare balance so that each employee can pursue a diverse life and career path as envisioned by each employee

<<Enhancing our system to support employees balancing work and family commitments>>

● Leave system, reduced working hours, special leave system for childcare, family care and medical treatment that go beyond the statutory requirements For instance, reduced working hours system for employees with children of up to the age of 18, absence and leave system for infertility treatment, and exemption from shift work and reduced working hours at production sites

● Utilizing a system to allow working from home

● Subsidizing childcare costs (e.g., babysitter costs) to employees who have returned to work after a shorter childcare leave than the standard period

● Establishing onsite childcare facilities (e.g., accepting children during the company’s operating schedule, shuttle bus, sick child care)

<<Creating an environment and raising awareness so that eligible employees feel comfortable utilizing the system>>

● Provide various seminars, inform employees of the system on the company intranet, and set up a consultation hotline

● With the target of achieving the average paternity leave rate of 85% or higher, disseminating this information and circulating questionnaires throughout the company (actual ratio increased to 79.7% in fiscal 2026 from 67.4% in fiscal 2025)

● Securing backup staff at all workplaces, including those involving shift-work, in the event of an employee working reduced hours or taking leave so that the company can achieve both the effectiveness of the childcare initiatives and smooth business operation

[Recruitment and Retention of Diverse Human Resources]

<<Expansion of mid-career recruitment>>

● TMC has been working company-wide to expand mid-career recruitment to secure diverse talent to drive transformation. (ratio of mid-career hires: 39% in fiscal 2022, 41% in fiscal 2023, 49% in fiscal 2024, 48% in fiscal 2025, and 45% in fiscal 2026)

● To secure a stable number of hires over the medium to long term, it is necessary to build a potential talent pool (by fostering awareness and interest). Therefore, TMC is strengthening its recruitment branding so that candidates will choose TMC as an “attractive workplace”

● To realize TMC’s human resources development, it is necessary for both the workplace and employees to proactively build relationships with colleagues. To achieve this, TMC is actively adopting direct recruiting methods and advancing its hiring process with a strong emphasis on empathy (referral hiring, direct scouting recruitment, alumni hiring)

▪ Support for retention of mid-career hires

● TMC is also promoting onboarding initiatives that do not consider joining the company as the final goal, but rather aim for each individual to find sense of fulfillment and opportunities for growth

● TMC is promoting initiatives to improve access to information that mid-career hires need immediately after joining the company. (Providing briefings for new hires (including archives), and establishing an intranet)

● TMC is working to ensure mid-career hires become familiar with TMC’s way of working (Providing training for mid-career hires (TPS, problem solving and history training)

● TMC has formulated onboarding guidelines and established an intranet for workplaces accepting mid-career hires

IV. Matters Concerning the Internal Control System

1.	Basic Policy on Internal Control System and the Status of Development

Basic understanding of system to ensure appropriateness of business operations

Based on the “Toyota Philosophy,” “Guiding Principles at Toyota,” “Toyota Code of Conduct,” “Toyota Way 2020,” and “Toyota Group Vision,” TMC ensures that each of the employees who work at TMC and its subsidiaries correctly understands and put into practice this philosophy and vision. TMC also develops such human resources.

TMC will work to create an open workplace culture where we align with the genba (frontlines) and we can approach and talk to each other.

Based on the concept of the Toyota Production System (TPS), Toyota will build a system to “detect abnormalities and halt the pipeline so that we can make improvements” and continue to put this into practice to ensure the appropriateness of the business operations.

System to ensure the appropriateness of business operations and outline of implementation status of such systems

TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the “Basic Policies on Establishing Internal Controls.” Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at Governance Risk Compliance Meetings (GRC Meeting) and the Board of Directors’ meetings.

(1)	System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1) TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

2) TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the GRC Meetings or the Board of Directors’ meetings, etc.

3) TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as explanation to members of the Board of Directors when they assume office.

[Implementation status]

1) In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made. The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders’ Meeting, and (4) other material business matters. The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors.

2) With the aim of establishing a governance structure that can deliver sustainable growth in accordance with the “Toyota Philosophy,” “Guiding Principles at Toyota,” “Toyota Code of Conduct,” etc., TMC deliberates on important topics pertaining to sustainability, corporate ethics, compliance and risk management as well as responses thereto at GRC Meetings or the Board of Directors’ meetings, etc.

3) TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Code of Ethics,” etc., and all executives have been familiarized with these provisions. The relevant laws and regulations and the Articles of Incorporation that executives are to observe are listed in manuals to make all executives familiarized with those laws, regulations and rules and we conduct compliance education for newly appointed executives.

(2)	System to retain and manage information relating to the execution of the duties of Members of the Board of Directors

[System]

Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to laws and regulations and the relevant internal rules.

[Implementation status]

In accordance with the relevant internal rules as well as laws and regulations, all organizational units are required to properly retain and manage materials used by decision-making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including the management of confidential information, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries.

(3)	Rules and systems related to the management of risk of loss

[System]

1) TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2) TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee. TMC will also disclose non-financial information in a timely and appropriate manner.

3) In addition to establishing basic rules for risk management, TMC will appoint a person responsible for risk management, identify material risks related to our business activities, and implement countermeasures against such risks in cooperation with each region or subsidiary.

4) As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

[Implementation status]

1) Budget is allocated to each supervisory unit assigned to administer each expense item, general expenses, research and development expenses, capital expenditures, etc. and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies.

2) To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries as necessary. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made.

Processes of TMC and its key subsidiaries are being documented as required by law, and the effectiveness of internal control systems with respect to financial reporting is evaluated. The effectiveness of the disclosure process is also evaluated.

3) Toyota has appointed a Chief Risk Officer (“CRO”) charged with global risk management. The CRO is working to prevent and mitigate the impact of risks that could arise in Toyota’s global business activities. Beneath the CRO are regional CROs appointed to handle risk management in specific regions. At head office departments (such as Accounting and Purchasing), risk management by function is assigned to chief officers and risk managers of individual divisions, while at in-house companies, risk management by product is assigned to the company presidents and risk managers of individual divisions. This structure enables coordination and cooperation between the regional head offices and sections. In the area of quality, the CQO (Chief Quality Officer) is in charge of each Regional-CQO, and is promoting the improvement of products and services sincerely reflecting customer feedback, as well as the manufacturing that is in compliance with laws and regulations, across the entire company globally. TMC is also monitoring market developments and establishes and enhances management structure that responds to quality risks.

4) To prepare against disaster, Group/Region and all divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group companies and their suppliers, and TMC.

(4)	System to ensure that Members of the Board of Directors exercise their duties efficiently

[System]

1) Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each in-house company, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers.

2) TMC, from time to time, will listen attentively to the opinions of various experts and stakeholders and reflect those opinions in TMC’s management and corporate activities.

[Implementation status]

1) TMC has established product-based in-house companies, and adopted a field-oriented Group-wide organization in which each region, function and process is regarded as a “Group/Region” within which the “in-house companies” and individual divisions of the Group/Region play key roles in executing operations. The Board of Directors makes decisions efficiently by appropriately receiving updates on the company’s situation that are in line with the field from Operating Officers and chief officers, etc.. The in-house company presidents and responsible officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and chief officers and higher management are supervising these efforts.

2) TMC has created opportunities to hear opinions from various stakeholders such as external experts in each region to obtain advice and information from an outside perspective, and utilizes them in the consideration of approaches to management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1) TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2) TMC has appointed a person in charge of compliance and will continuously review the compliance framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to Board of Directors and other meetings.

3) TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its hotline called “Toyota Speak Up Line” that TMC established, as well as through other channels.

[Implementation status]

1) TMC has worked to “visualize” operations and improve the transparency of responsibility authority by clarifying the responsibilities of each organizational unit and making it available to all employees on the internal site. TMC is also providing training in education programs for new recruits as well as in personnel-grade-specific education programs to foster a corporate culture of “watching things closely,” identifying problems, and “continuing to improve.”

2) TMC has appointed a Chief Compliance Officer as a compliance supervisor. TMC has been providing education to a wide range of employees including newly hired employees to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company.

A specialized department inspects the compliance status of each organizational unit and reports the outcome of these inspections to the Board of Directors or other meetings.

3) TMC has established a hotline called “Toyota Speak Up Line” and other internal reporting channels to enable employees to consult with outside attorneys or the relevant internal persons in charge about problems and questions concerning compliance. TMC conducts investigations of the facts and takes necessary measures once informed of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

[System]

TMC shares its Vision and Philosophy with its subsidiaries to develop and maintain a sound environment of internal controls for the business group.

In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the legality and appropriateness of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

i. System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries

TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC’s Board of Directors’ meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

ii. Rules and systems related to the management of risk of loss at subsidiaries

TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to promptly report to TMC on significant risks. TMC will discuss significant matters and measures at the GRC Meetings or the Board of Directors’ meeting, etc. in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

iii. System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently

TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business.

iv. System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to Board of Directors and other meetings.

TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office, that TMC has established the company and cover its subsidiaries and other channels.

[Implementation status]

TMC has extended its Vision, Philosophy and code of conduct to its subsidiaries and direct them to ensure that they are suitably incorporated into their own Vision and Philosophy.

TMC clarified roles and tasks relating to subsidiary management and each department is managing the subsidiaries in a comprehensive manner appropriate to their positioning. Furthermore, each fiscal year TMC conducts inspections of subsidiary management by each department, the results of which are confirmed at the Board of Directors’ meetings, etc.

i. TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC’s Board of Directors’ meetings in accordance with TMC’s standards stipulating matters to be discussed at the Board of Directors.

ii. TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to promptly report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed at the GRC Meetings or the Board of Directors’ meetings, etc. in accordance with the standards relating to submission of matters.

iii. TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary.

iv. TMC inspects each subsidiary’s compliance systems to ensure they are adequate and reports the outcomes of these activities to TMC’s Board of Directors or other meetings. TMC has extended to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries.

In addition, to ensure that the duties performed by directors, etc. of subsidiaries are in compliance with laws and regulations, TMC is working to raise awareness among those directors, etc. of the laws and regulations that they need to comply with, key points for ensuring such compliance, and so on.

TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established the company to cover its subsidiaries. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures, including corrective measures and reporting to relevant executives, are taken.

(7)	System to ensure that the Audit and Supervisory Committee’s audit is effective

[System]

1. TMC has established the Audit and Supervisory Committee Office and has assigned full-time staff to support this function. The said employees must follow the directions and orders from the Audit and Supervisory Committee Members, and any changes in its personnel will require prior consent of the Audit and Supervisory Committee or an Audit and Supervisory Committee Member selected by the Audit and Supervisory Committee. Regarding the expenses necessary for the Audit and Supervisory Committee and its members to execute their duties, TMC will take appropriate budgetary steps and also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps.

2. Members of the Board of Directors (excluding Members of the Board of Directors who are Audit and Supervisory Committee Members) and employees will report on the execution of their duties to the Audit and Supervisory Committee upon its request periodically and as needed. They will also immediately report to Audit and Supervisory Committee any fact discovered that may cause significant damage to TMC or its subsidiaries. Members of the Board of Directors, etc. of subsidiaries will report any necessary matter to the Audit and Supervisory Committee as needed. Material matters that have been reported to the internal reporting hotline established by TMC or its subsidiaries or a similar channel will also be reported to the Audit and Supervisory Committee. TMC maintains internal rules stipulating that a person who has made a report to the Audit and Supervisory Committee will not be subject to disadvantageous treatment for having made such a report.

3. TMC will ensure that Audit and Supervisory Committee Members attend meetings of its major decision-making bodies, inspect important Company documents, and have opportunities to exchange information with the Accounting Auditor and the Internal Audit Department periodically and as needed, as well as directly appoint any necessary external experts.

[Implementation status]

1. TMC has established the Audit and Supervisory Committee Office and has assigned full-time staff to support this function. Prior consent of an Audit and Supervisory Committee Member selected by the Audit and Supervisory Committee is obtained for organizational changes to and personnel of the Audit and Supervisory Committee Office. TMC has taken budgetary steps at the beginning of the fiscal year as part of ordinary corporate procedures for expenses deemed necessary by the Audit and Supervisory Committee and its members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken.

2. Members of the Board of Directors (excluding Members of the Board of Directors who are Audit and Supervisory Committee Members), employees and subsidiaries of TMC report to the Audit and Supervisory Committee Members on the status of business execution as appropriate from time to time. When they discover a fact that may cause significant damage to the Company or its subsidiaries, they immediately report such fact to the Audit and Supervisory Committee. They also report to the Audit and Supervisory Committee on the status of consultations received at the Speak-up Hotline, the external consultation hotline for Japanese subsidiaries established by TMC, and the internal reporting hotlines established by the subsidiaries. TMC promotes awareness among employees by stipulating in the internal reporting rules that a person who has made a report to the Audit and Supervisory Committee will not be subject to disadvantageous treatment for having made such a report.

3. In addition to establishing a system whereby Audit and Supervisory Committee Members can attend meetings of executive bodies that deliberate and decide on important projects, TMC ensures that important Company documents requested by the Audit and Supervisory Committee are made available to them. TMC also arranges for opportunities for the Audit and Supervisory Committee to receive reports from the Accounting Auditor and the Internal Auditing Department at Audit and Supervisory Committee meetings and other meetings convened as necessary.

2.	Basic Policy and Preparation towards the Elimination of Antisocial Forces

(1)	Basic Policy for Elimination of Antisocial Forces

TMC has established the “Basic Policy Against Antisocial Forces” and has a basic policy to not have any relationship with antisocial forces. TMC will take resolute action as an organization against any undue claims and actions by antisocial forces or groups, and has drawn the attention of such policy to its employees.

(2)	Preparation towards Elimination of Antisocial Forces

1) Establishment of Divisions Overseeing Measures Against Antisocial Forces and Posts in Charge of Preventing Undue Claims

TMC established divisions that oversee measures against antisocial forces (“Divisions Overseeing Measures Against Antisocial Forces”) in its major offices as well as assigned persons in charge of preventing undue claims. TMC also established a system whereby undue claims, organized violence and criminal activities conducted by antisocial forces are immediately reported to and consulted with Divisions Overseeing Measures Against Antisocial Forces.

2)  Liaising with Specialist Organizations

TMC has been strengthening its liaison with specialist organizations by joining liaison committees organized by specialists such as the police. It has also been receiving guidance on measures to be taken against antisocial forces from such committees.

3)  Collecting and Managing Information concerning Antisocial Forces

By liaising with experts and the police, Divisions Overseeing Measures Against Antisocial Forces share up-to-date information on antisocial forces and utilize such information to call TMC’s employees’ attention to antisocial forces.

4) Preparation of Manuals

TMC compiles cases concerning measures against antisocial forces and distributes them to each department within TMC.

5) Training Activities

TMC promotes training activities to prevent damages caused by antisocial forces by sharing information on antisocial forces within the company as well as holding lectures at TMC and its group companies.

V. Others

1.	Matters regarding responses to a takeover bid

Matters regarding responses to a takeover bid   None

Supplementary Information

There are no plans to introduce any particular takeover defense measures.

2.	Matters regarding other corporate governance systems, etc.

Outline of the Timely Disclosure System

The following describes TMC’s company structure and procedures regarding the timely disclosure of Company information.

(Guiding Principles)

TMC practices its guiding principle of disclosing operating results, financial condition and non-financial information in a timely and appropriate manner. Such guiding principles are set forth in the Sustainability Fundamental Policy “Contribution towards Sustainable Development.”

(Disclosure Committee and its Purpose)

TMC has established a Disclosure Committee that is chaired by the chief officer of the Accounting Group in an effort to ensure that the information disclosed is accurate, fair and timely.

The Disclosure Committee meets periodically to draft, report and assess annual and quarterly reports prepared pursuant to the Japanese Financial Instruments and Exchange Act, and annual reports prepared pursuant to the U.S. Securities Exchange Act of 1934, as amended. The Disclosure Committee also holds meetings on an ad hoc basis as necessary.

(Procedures of the Disclosure Committee)

The Disclosure Committee performs the following procedures:

(1)	Collection of information

Collect information of TMC and its subsidiaries that may be subject to disclosure based on the materiality standards set forth by the Disclosure Committee through periodic and timely communications with the heads of the relevant divisions responsible for information disclosure.

(2)	Assessment of material information to be disclosed

Assess disclosure of collected information based on applicable laws, regulations and guidelines, such as stock exchange rules, the Japanese Financial Instruments and Exchange Act, and the U.S. Securities Exchange Act.

(3)	Disclosure based on assessment

Based on the assessment made above, disclose information in a timely manner. When necessary, a report to the Board of Directors, the company representative and certification procedures on the disclosure documents will precede the disclosure. The Audit and Supervisory Committee Members (or the Audit and Supervisory Committee) may receive reports from the Disclosure Committee as necessary and may provide opportunities for reporting and Q & A sessions with company representatives.

(4)	Ensuring of appropriate information collection and disclosure procedures

Make further efforts to enhance the company structure pertaining to timely and fair disclosure: the internal auditing division assesses the overall information disclosure process, and independent external auditors and outside legal counsel provide support in establishing disclosure controls and procedures, and offer guidance on the sufficiency and appropriateness of the disclosure information.

(5)	Provision of company regulation

Details of the procedures and the organizational structure mentioned above are stipulated in the Company’s internal disclosure guidelines.

“Toyota Philosophy”

MISSION	Producing Happiness for All Using our technology, we work towards a future of convenience and happiness, available to all
VISION

Creating Mobility for All

Toyota strives to raise the quality and availability of mobility so that individuals, businesses, municipalities and communities can do more, while achieving a sustainable relationship with our planet

VALUE	The Toyota Way We unite our three strengths (Software, Hardware and Partnerships) to create new and unique value that comes from the Toyota Way

Business-strategy Reasons for Holding, and Shareholding Status of, Strategically-held Shares and the Breakdown by Issue

a.	Shareholding policy, method of verifying the rationality of shareholding, and the description of assessment of the propriety of holding of individual shares at the Board of Directors, etc.

1)	Policies on strategic shareholdings

It is our policy that TMC does not hold strategically-held shares except for in the cases where such holdings are deemed to be meaningful. The case where such holdings are deemed to be meaningful refers to the case where it is determined that, in the business of manufacturing of automobiles, in which it is essential to keep a variety of cooperative relationships throughout the entire process of development, procurement, production, distribution and sales, such holdings contribute to the improvement of corporate value from the medium- to long-term perspective, based on a comprehensive consideration of business strategy, the establishment, maintenance and strengthening of relationships with business partners, and contribution to and cooperation in the development of society.

2)	Assessment of the propriety of TMC’s strategic shareholdings

When necessary, TMC engages in constructive dialogue with the issuers of shares to encourage them to improve corporate value and achieve sustainable growth. These dialogues provide opportunities to share and address business challenges. TMC reviews whether its individual shareholdings are meaningful in light of the changes in business environment, specifically examines whether the benefits and risks from such holdings are commensurate with the cost of capital, etc., and assesses the propriety of TMC’s strategic shareholdings at the Board of Directors every year.

If TMC determines a shareholding is no longer meaningful or the meaning of a shareholding has been diluted due to changes in business environment or other reasons, TMC will proceed with the sale of such shares once it obtains consent from the issuer through a dialogue with the issuer.

Consequently, the number of companies whose shares TMC strategically holds has reduced to 114 (including 34 listed companies) as of March 31, 2026 from 148 (including 53 listed companies) as of March 31, 2022.

Strategic Shareholdings

		Mar. 31, 2022	Mar. 31, 2023	Mar. 31, 2024	Mar. 31, 2025	Mar. 31, 2026
Number of issuers	Listed	53	49	40	34	34
	Unlisted	95	92	84	81	80
	Deemed holdings	31	24	17	4	—
	Total	179	165	141	119	114
Balance (billion yen)	Listed	3,032.4	3,094.9	3,508.7	2,951.3	3,237.4
	Unlisted	90.2	115.1	124.0	69.8	71.8
	Deemed holdings	195.5	127.0	145.0	27.0	—
	Total	3,318.0	3,337.0	3,777.7	3,048.3	3,309.3
Percentage of strategic shareholding balance to consolidated net assets (Total shareholder’s equity)		12.2%	11.4%	10.7%	8.3%	8.1%

Strategic Holdings of Listed Shares

Of the 34 listed companies whose shares are held by TMC as strategically-held shares, with an aggregate balance sheet value of ¥3,237,498 million, the balance sheet value and business-strategic reasons for holding shares in the principal investee companies are set forth below. The balance sheet value of such principal holdings totals ¥2,037,570 million.

Company	Balance sheet value (Millions of yen)	Investment Ratio (%) (Note 1)	Business-strategic Reasons for Shareholding
KDDI CORPORATION	989,627	8.68

In the midst of the trend toward liberalization of the telecommunications sector in the 1980s, to achieve synergy effects on the enhancement of its automobile business, TMC entered the information and communications business and invested in Teleway Japan Corporation (“TWJ”) in 1984 and NIPPON IDOU TSUSHIN CORPORATION (“IDO”) in 1987. After that, TWJ merged with Kokusai Denshin Denwa Co., Ltd. (“KDD”) in 1998, and DDI CORPORATION (DDI), KDD and IDO merged to create KDDI Corporation (“KDDI”) in October 2000, making TMC one of the shareholders of KDDI.

Since 2002, prompted by the increase in internet-connected vehicles, TMC and KDDI have cooperated on G-BOOK and other services for the telematics business of Toyota. In addition, the two companies have been working together since 2016 to build a global communications platform between vehicle communications devices and cloud services. In this and other ways, the companies have been accelerating initiatives to provide safety and comfort through the integration of vehicles and telecommunications.

In addition to these initiatives, to accelerate efforts to develop services that enrich people’s lives and solve social issues through the use of big data and other means, TMC acquired additional shares of KDDI in 2021.

During the period from 2023 to 2025, as a result of considering an optimal capital relationship with KDDI and in light of the relationship of trust built through the longstanding business and capital alliance with KDDI, TMC sold a portion of its shareholding in KDDI.

NTT, Inc. (Note 2)	317,447	2.23

NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) and TMC aim to build a long-term and continuous cooperative relationship with respect to commercializing activities related to smart cities, which can solve various issues by improving the efficiency and sophistication of functions and services in cities and regions and creating new value. As the two companies concluded that it is necessary to jointly build the “Smart City Platform” as a core foundation for realizing smart cities and introduce it in various cities in Japan and worldwide, TMC acquired shares of NTT in 2020.

In 2024, TMC reached an agreement with NTT to collaborate on AI and communications initiatives in the field of mobility, with the aim of realizing a “society with zero traffic accidents.” TMC and NTT will jointly develop a “Mobility AI Platform” that combines a seamless communications infrastructure with AI and computing platforms that can intelligently process large amounts of data. By doing so, the two companies aim to connect people, mobility, and infrastructure to realize a safe, secure, and sustainable mobility society.

MS&AD Insurance Group Holdings, Inc.	283,739	4.71

TMC invested in The Chiyoda Fire & Marine Insurance Co., Ltd. (“Chiyoda”) to cooperate in activities such as development of insurance products. Through subsequent mergers involving Chiyoda, The Dai-Tokyo Fire & Marine Insurance Co., Ltd., The Sumitomo Marine & Fire Insurance Co., Ltd. and others, current MS&AD Insurance Group Holdings, Inc. (“MS&AD Insurance”) was formed.

TMC holds shares of MS&AD Insurance to maintain and develop the business relationship with MS&AD Insurance in the mobility services sector focused on financial services for achieving a “safe and secure traffic environment for society,” including the joint development of insurance services using automotive connected technologies.

In 2024 and 2025, TMC reviewed the optimal capital relationship with MS&AD Insurance in light of the long-standing relationship of trust built with MS&AD Insurance and, as a result, sold a portion of its shareholdings in MS&AD Insurance.

Mitsubishi UFJ Financial Group, Inc.	266,708	0.86

TMC partners with financial organizations under the umbrella of Mitsubishi UFJ Financial Group, Inc. (“MUFG”), the holding company, in various areas of financial services that promote the development of TMC’s automobile business as well as sales finance services. The steady provision of financial service in the medium- to long-term is essential to the sustained growth and development of TMC, and TMC holds shares of MUFG to maintain and develop the business relationship.

In 2024, TMC reviewed the optimal capital relationship with MUFG in light of the long-standing relationship of trust built with MUFG and, as a result, sold a portion of its shareholdings in MUFG.

Suzuki Motor Corporation	180,048	4.89

TMC holds shares in Suzuki Motor Corporation (“Suzuki”) as part of its efforts to build and promote a long-term partnership aimed at advancing cooperation in new fields, including autonomous driving, in addition to considering specific joint development of products and collaboration in the field of production.

The regions in which jointly developed vehicles are being introduced have expanded to include Japan, India, Europe, Africa, and the Middle East.

Furthermore, in 2024, it was also decided that Suzuki will provide TMC with battery electric vehicles (“BEVs”) utilizing jointly developed BEV units and platforms on an OEM basis, further deepening the collaboration with Suzuki.

Note 1:	The investment ratio is the percentage represented by the number of shares of each company held by TMC to the total number of issued shares of such company as of March 31, 2026.
Note 2:	Nippon Telegraph and Telephone Corporation changed its corporate name to NTT, Inc., effective July 1, 2025.

3)	Standards on the exercise of voting rights with respect to strategically-held shares

In principle, TMC exercises its voting rights for all items on the agenda.

TMC does not exercise voting rights as a mechanical yes or no decision based on formalized, short-term standards. Rather, decisions are based on a fulsome examination of the business policies and strategies of the issuer and are made for each item on the agenda from the perspective of whether corporate value and shareholder profit will be improved over the medium- and long-term.

TMC also engages in dialogue with the issuer before determining whether or not it will support an item on the agenda that may have significant impact on shareholder profit (increase in authorized capital, anti-takeover measures, realignment of businesses etc.).

b.	Number of companies whose shares are held and the balance sheet value of such shares

	Number of companies	Total balance sheet value (Millions of yen)
Unlisted shares	80	71,851
Shares other than unlisted shares	34	3,237,498
(Companies in which TMC increased its shareholding in the fiscal year under review)
	Number of companies	Total purchase price associated with increase in number of shares (Millions of yen)	Reason for increase in number of shares
Unlisted shares	4	4,196	TMC has determined that the shareholding will contribute to the improvement in corporate value from a medium- to long-term perspective.
Shares other than unlisted shares	6	93,737
(Companies in which TMC decreased its shareholding in the fiscal year under review)
	Number of companies	Total sale price associated with decrease in number of shares (Millions of yen)
Unlisted shares (Note 3)	4	26
Shares other than unlisted shares	5	238,784

Note 3: This includes two companies that were liquidated.

c.	Information on an issuer-by-issuer basis relating to the number and balance sheet value, etc. of specified investment shares and deemed shareholdings

Specified investment shares

Company	Fiscal year under review	Previous Fiscal year	Shareholding purpose, outline of matters including business alliances, quantitative shareholding effect (Note 1) and reason for increase in number of shares	Holder of TMC’s shares
	Number of shares (Shares)	Number of shares (Shares)
	Balance sheet value (Millions of yen)	Balance sheet value (Millions of yen)
KDDI CORPORATION	363,365,900	203,294,600	To maintain and develop automotive (information) business relations [Reason for increase in the number of shares] Stock split and partial sale	Yes
	989,627	959,347

NTT, Inc. (Note 2)	2,019,385,000	2,019,385,000	To maintain and develop automotive (information) business relations	Yes
	317,447	292,205

MS&AD Insurance Group Holdings, Inc.	70,371,899	105,551,899	To maintain and develop automotive (financial) business relations	Yes
	283,739	340,405

Mitsubishi UFJ Financial Group, Inc.	102,580,000	102,580,000	To maintain and develop financial business relations	Yes
	266,708	206,288

Suzuki Motor Corporation	96,000,000	96,000,000	To maintain and develop business alliances (including product complementation, joint development, and collaboration in the field of production)	Yes
	180,048	173,760

Joby Aviation, Inc	122,573,621	72,871,831	To maintain and develop automotive (“MaaS”) business relations [Reason for increase in the number of shares] Subscription for shares through third-party allotment	No
	161,872	65,593

Renesas Electronics Corporation	75,015,900	75,015,900	To maintain and develop automotive (procurement) business relations	No
	161,397	149,094

Hotai Motor Co., Ltd.	56,617,792	45,294,234

To maintain and develop automotive (business alliance) business relations

[Reason for increase in the number of shares] From a medium- to long-term perspective, shares were acquired based on the judgment that it would contribute to enhancing corporate value.

				Yes
	136,600	124,609

Grab Holdings Limited	222,906,079	222,906,079	To maintain and develop automotive (MaaS) business relations	No
	130,436	150,980

PT Astra International Tbk	1,920,000,000	1,920,000,000	To maintain and develop automotive (business alliance) business relations	Yes
	112,800	85,962

Sumitomo Metal Mining Co., Ltd.	11,058,000	11,058,000	To maintain and develop automotive (procurement) business relations	Yes
	97,919	35,883

Isuzu Motors Limited	39,000,000	39,000,000	To maintain and develop business alliances directed towards the promotion of Connected, Autonomous, Shared, and Electric (CASE) technologies in commercial businesses	Yes
	86,619	78,644

Pony AI Inc.	42,453,831	42,453,831	To maintain and develop automotive (MaaS) business relations	No
	64,074	55,987

Uber Technologies, Inc.	5,125,868	5,125,868	To maintain and develop automotive (MaaS) business relations	No
	58,948	55,841

Mazda Motor Corporation	31,928,500	31,928,500	To maintain and develop business alliances (establishment and operation of a joint venture (production of finished cars) in the United States, joint development, technological collaboration and product complementation)	Yes
	33,174	30,083

Aurora Innovation, Inc.	47,348,178	47,348,178	To maintain and develop automotive (MaaS) business relations	No
	31,189	47,610

Bridgestone Corporation	7,977,348	—	To maintain and develop automotive (procurement) business relations [Reason for increase in shareholding] Return from retirement benefit trust	Yes
	26,062	—

Yamaha Motor Co., Ltd.	18,750,000	18,750,000	To maintain and develop automotive (procurement) business relations	Yes
	21,103	22,350

Sumitomo Electric Industries, Ltd.	2,420,000	2,420,000	To maintain and develop automotive (procurement) business relations	Yes
	20,280	5,968

GS Yuasa Corporation	2,236,080	2,236,080	To maintain and develop automotive (procurement) business relations	Yes
	11,800	5,327

Inchcape plc	6,666,327	6,666,327	To maintain and develop automotive (sales) business relations	No
	10,551	8,657

Yamato Holdings Co., Ltd.	5,748,133	5,748,133	To maintain and develop automotive (sales) business relations	No
	10,028	11,275

Daido Steel Co., Ltd.	4,345,000	4,345,000	To maintain and develop automotive (procurement) business relations	Yes
	7,875	5,171

Shin-Etsu Chemical Co., Ltd.	744,000	744,000	To maintain and develop automotive (procurement) business relations	Yes
	4,657	3,152

ZENRIN CO., LTD	4,272,000	4,272,000	To maintain and develop automotive (information) business relations	Yes
	4,229	4,533

Mitsui High-tec, Inc.	4,677,500	4,677,500	To maintain and develop automotive (procurement) business relations	Yes
	2,755	3,237

PKSHA Technology Inc.	766,600	766,600	To maintain and develop automotive (technology) business relations	No
	2,033	2,251

Akebono Brake Industry Co., Ltd.	15,495,175	15,495,175	To maintain and develop automotive (procurement) business relations	No
	1,813	1,658

Electreon Wireless Ltd.	291,911	291,911	To maintain and develop automotive (technology) business relations	No
	678	955

CHUO MALLEABLE IRON CO., LTD.	792,000	792,000	To maintain and develop automotive (procurement) business relations	Yes
	493	371

Gold Hydrogen Limited	7,142,857	—

To maintain and develop automotive (technology) business relations

[Reason for increase in the number of shares] From a medium- to long-term perspective, shares were acquired based on the judgment that it would contribute to enhancing corporate value.

				No
	290	—

MISONOZA Inc.	85,000	80,000	To maintain and develop business relations with local economies [Reason for increase in shareholding] Return from retirement benefit trust	No
	132	136

OKAYA & CO., LTD	13,000	—	To maintain and develop automotive (procurement) business relations [Reason for increase in shareholding] Return from retirement benefit trust	Yes
	117	—

Dynamic Map Platform Co., Ltd.	10,000	10,000	To maintain and develop automotive (information) business relations	No
	6	15

Panasonic Holdings Corporation (Note 3)	—	8,227,800	—	No
	—	14,576

KYB Corporation (Note 3)	—	2,938,834	—	No
	—	8,637

DAIICHI KOUTSU SANGYO Co., Ltd. (Note 3)	—	1,078,000	—	No
	—	825

Notes:

1.

Although it is difficult to quantify the effect of holding each type of share, TMC assessed the appropriateness of its shareholdings as of March 31, 2025 by reviewing whether individual shareholdings are meaningful and examining specific factors, such as whether the benefits and risks from such shareholdings are commensurate with the cost of capital, and then taking necessary measures.

2.	Nippon Telegraph and Telephone Corporation changed its corporate name to NTT, Inc., effective July 1, 2025.
3.	“—” indicates that TMC did not hold shares of that company.
4.

For the fiscal year under review, the balance sheet values of shares in Shin-Etsu Chemical Co., Ltd. and those listed thereunder, which are specified investment shares, represent less than one percent of TMC’s capital. However, since the total number of companies listed as specified investment shares and deemed shareholding is less than 60, all specified investment shares held by TMC are listed above.

Deemed shareholdings

Company (Note 1)	Fiscal year under review	Previous Fiscal year	Shareholding purpose, outline of matters including business alliances, quantitative shareholding effect (Note 2) and reason for increase in number of shares	Holder of TMC’s shares
	Number of shares (Shares)	Number of shares (Shares)
	Balance sheet value (Millions of yen)	Balance sheet value (Millions of yen)
Bridgestone Corporation (Note 3)	—	3,988,674	—	Yes
	—	23,912

Sumitomo Rubber Industries, Ltd. (Note 3)	—	1,378,700	—	No
	—	2,596

OKAYA & CO., LTD. (Note 3)	—	76,000	—	Yes
	—	530

Misonoza Inc. (Note 3)	—	5,000	—	No
	—	9

Taiho Kogyo Co., Ltd. (Note 3)	—	12,279	—	Yes
	—	7

Notes:

1.	The numbers of specified investment shares and deemed shareholdings are not summed when selecting top companies in terms of balance sheet value.
2.

Although it is difficult to describe the quantitatively the effect of each shareholding, TMC reviews the rationality of its deemed shareholdings from a medium- to long-term perspective, without setting a specific reference date, and takes necessary measures.

3.	“—” indicates that TMC did not hold shares of that company.

(3)	Investment shares held for pure investment purposes

None

(4)	Investment securities whose purpose of ownership was changed from pure investment to other than pure investment during the fiscal year under review

None

Method of Determining Performance-based Remuneration

1.	Method of Determining Performance-based Remuneration (Bonus and Share Compensation)

1)

Directors with Japanese citizenship (excluding Outside Members of the Board of Directors and Members of the Board of Directors who are Audit and Supervisory Committee Members) TMC sets the total amount of compensation that each member of the Board of Directors receives annually (“Annual Total Remuneration”) at an appropriate level based on position and duties by referencing compensation levels benchmarked against global companies selected based on the size of each person’s role and other factors.

TMC makes sure that short term incentive (“STI”) and long term incentive (“LTI”) account for around 20% and 50% of the Annual Total Remuneration, respectively, and performance-based remuneration, which is STI and LTI combined, account for around 70%. STI is provided in the form of cash compensation based on “consolidated operating income,” “fluctuation of TMC’s market capitalization*,” and “individual performance evaluation.” LTI is provided in the form of share compensation based on “multiple financial indicators,” “non-financial indicator,” and “individual performance evaluation.” In addition, there are cases where LTI may be paid in cash to retiring members of the Board of Directors (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit and Supervisory Committee members) and members of the Board of Directors (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit and Supervisory Committee members) who do not reside in Japan.

*

TMC’s market capitalization is calculated by multiplying the closing price of TMC’s common stock for on the Tokyo Stock Exchange by the number of shares issued after deducting the number of shares of treasury stock

< Composition of Compensation >

Type of Remuneration	% of Total Remuneration	Remuneration Method	Concept

Base compensation	Around 30%	Cash compensation	The percentage of total remuneration represented by LTI is designed to increase as an individual’s roles and duties become greater.
STI	Around 20%	Cash compensation
LTI	Around 50%	Share compensation
*

Fringe benefits and various allowances (e.g., a certain monetary payment that may be made following the retirement of a member of the Board of Directors who retires due to death, determined by taking into comprehensive consideration the role, duties, and other relevant factors of such director) may be provided to members of the Board of Directors within an appropriate range.

< Concept of Performance Evaluating Indicators >

STI	Financial indicators	(1) Consolidated operating income (single year)	Indicator for evaluating TMC’s efforts based on short-term business performance
		(2) Fluctuation of TMC’s market capitalization	Corporate value indicator for shareholders and investors to evaluate TMC’s efforts

	Individual performance evaluation		Qualitative evaluation of performance of each member of the Board of Directors

LTI	Financial indicators	(3) Consolidated operating income (multiple years)	Indicator for evaluating TMC’s medium- to long-term efforts based on business performance

		(4) Total shareholder return	Corporate value indicator for shareholders and investors to evaluate TMC’s medium- to long-term efforts
(5) Return on equity

	Non-financial indicator	(6) Progress of efforts to resolve sustainability issues	Indicator for evaluating TMC’s medium- to long-term efforts based on the degree of corporate value enhancement

	Individual performance evaluation		Qualitative evaluation of performance of each member of the Board of Directors

< Method and Reference Value for Each Performance Evaluating Indicator and Evaluation Result >

STI	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result
(1) Consolidated operating income (single year)	70%	Evaluate the degree of attainment of consolidated operating income of the fiscal year, using the average consolidated operating income of TMC over the last 10 fiscal years as a reference value (set in 2023)	2.5 trillion yen	134%
(2) Fluctuation of TMC’s market capitalization	30%

Comparatively evaluate the fluctuation of TMC’s market capitalization for the fiscal year (average from January through March), using the market capitalization of TMC and TOPIX for the previous fiscal year (average from January through March) as reference values

			TMC: 36.1 trillion yen TOPIX: 2,709.83

LTI	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result
(3) Consolidated operating income (multiple years)	35%	Evaluate the degree of attainment of consolidated operating income for the last three fiscal years, including the fiscal year in question, using the average consolidated operating income of TMC over the last 10 fiscal years as a reference value (set in 2023)	2.5 trillion yen	130%
(4) Total shareholder return	17.5%

Comparatively evaluate TMC’s total shareholder return, using the rate of change calculated by dividing the sum of the stock price of TMC on the last day of the fiscal year in question and the cumulative amount of dividend per share during the period from the fiscal year that is four years before the fiscal year in question through the fiscal year in question by the stock price on the last day of the fiscal year that is five years before the fiscal year in question and the rate of change in TOPIX Net Total Return calculated in the same manner as reference values

			TOPIX: 202.2%
(5) Return on equity	17.5%	Comparatively evaluate TMC’s return on equity for the fiscal year using the levels recommended by the Ito Review as reference values	8%
(6) Progress of efforts to resolve sustainability issues	30%

Comprehensively evaluate quantitative and qualitative KPIs (amount of reduction in GHG emissions, employee engagement survey and governance) that are linked to business activities and established based on six materiality themes

			For each KPI, principally assessed based on the average over the preceding five-year period

*

The six key materiality themes refer to: Expanding the Value of Mobility, Safety & Reliability, Coexistence of Humanity & the Earth, Supporting the Community & Employment, Active Contribution by All, Strong Production & Business Operation.

< Concept of Individual Performance Evaluation >

For the determination of Annual Total Remuneration, the STI base amount and the LTI base amount are adjusted to reflect the performance evaluation results of financial and non-financial indicators, and are further adjusted based on individual performance evaluations. The evaluation takes into account various factors, such as initiatives (including the ESG perspective) based on the Toyota Philosophy and initiatives toward medium- to long-term corporate value enhancement, as well as trust from his or her peers and contribution to the promotion of human resources development. The range of adjustments based on individual performance evaluations is set within the range of 50% above or below the STI base amount and the LTI base amount, which reflect the performance evaluation results of financial and non-financial indicators, commensurate with position and job responsibilities. The amount of performance-based remuneration for each member of the Board of Directors is calculated based on evaluation results. Given the magnitude of roles and responsibilities the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, and the President and Member of the Board of Directors, we have determined that individual remuneration is to be adjusted solely based on company-wide performance evaluations, and thus have not conducted an individual performance evaluation for them.

2)	Directors with foreign citizenship (excluding Outside Members of the Board of Directors and Members of the Board of Directors who are Audit and Supervisory Committee Members)

Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow TMC to secure and retain talented personnel. Annual Total Remuneration levels as well as the percentages of fixed remuneration and performance-based remuneration in total remuneration are set taking into account each member’s job responsibilities and the remuneration standards of the entity for which such member previously worked (application determined individually). Performance-based remuneration consists of STI and LTI as is the case with directors with Japanese citizenship (excluding Outside Members of the Board of Directors and members of the Board of Directors who are Audit and Supervisory Committee members). The amounts of STI and LTI change in the same manner by reflecting STI and LTI performance evaluating indicators set for directors with Japanese citizenship (excluding Outside Members of the Board of Directors and members of the Board of Directors who are Audit and Supervisory Committee members) and individual performance evaluation results. In addition, there are cases where we provide income tax compensation for certain members of the Board of Directors in light of the difference in income tax rates with those of their former affiliations.

2.	Clawback rule

TMC has introduced a clawback rule in November 2023. Under this rule, if TMC is required, in connection with financial reporting requirements under applicable laws and regulations, to restate its past financial statements, TMC will, subject to certain conditions, can mandatorily recover the resulting overpaid portion of performance-based remuneration from incumbent or retired members of the Board of Directors who received such remuneration. The clawback rule does not apply to members of the Board of Directors who retired from office before its introduction.

The compensation that is subject to clawback is the whole or part of performance-based remuneration, including share compensation, that has been paid based on financial statements before restatement, and the clawback applies to the three fiscal years ended immediately before the day on which the restatement of financial statements is required. The management and operation of this rule, including the identification of remuneration, periods, and individuals who are subject to clawback, are conducted by the Executive Compensation Meeting.